Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
3rd Quarter 2019 Result

Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market at large that the Complete Financial Statements for the year ended September 30, 2019 and the Management Discussion & Analysis for the 3rd quarter of 2019 are already available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Institutional Presentation of the 3rd quarter of 2019 **(Attachment 01)**;
- Presentation for conference call with the press on the quarterly result, scheduled for November 05, 2019 at 8:30 am (Brasília official time) **(Attachment 02)**;
- Press release **(Attachment 03)**;
- Presentation for public conference calls on the quarterly result, scheduled for November 05, Tuesday, in English at 10:00 am (Brasília official time) and in Portuguese at 11:30 am (Brasília official time) **(Attachment 04)**.

The expectations presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These disclosures strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, November 04, 2019.

Alexsandro Broedel
Group Executive Finance Director and Head of Investor Relations

Attachment 01 Attachment 01

3Q19 Institutional Information3Q19 Institutional Information

3Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.3Q19 This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3Disclaimer Corpbanca Pro Forma Information st The merger between Itaú Chile and CorpBanca was concluded on April, 1 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Consolidation of Citibank The consolidation of Citibank began on October 31, 2017, with impact on our net income in November and December 2017. As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement. For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (presented on a specific line in the 4Q17). page 3

Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of November 04, 2019Agenda 1. Our Profile 2. Corporate Governance 3. Business Overview 4. Financial Highlights 5. Information Technology 6. Itaú Unibanco in Capital Markets 7. Sustainability As of November 04, 2019

Our Profile 1Our Profile 1

Itaú Unibanco at a Glance

Leading position in Brazil

- US$82.4 billion market cap [1]
- 96,764 employees in Brazil and abroad
- 4,704 branches and CSBs in Brazil and abroad
- 47,518 ATMs in Brazil and abroad
- Around 55 million clients in the Retail Bank in July/19
- Brazilian multinational bank
- Major provider of finance for the expansion of Brazilian companies
- In 2017 Itaú Unibanco was elected the The Best Company in People Management (by "Valor Carreira" magazine) and also recognized as a pro-ethics company (Pró-Ética), an initiative between the Office of the Comptroller General[2] with the private sector, which encourages the voluntary adoption of integrity measures and corruption prevention in the business sector, being the only financial institution among the companies approved.

Global Footprint of Brazil's Top Private Sector Bank | as of September 30, 2019



(1) As of September 30, 2019. Source: Economatica. (2) Controladoria-Geral da União (CGU).

Financial Highlights and Ratios

As of and for the quarter ended September 2019

Highlights

Total Assets	R$1,738.3 Bn
Total Loans [1]	R$689.0 Bn
Stockholders' Equity	R$125.7 Bn
Recurring Net Income 2018 [2]	R$25.7 Bn
Recurring Net Income 3Q19 [3]	R$7.2 Bn
Long Term Foreign Currency (Itaú Unibanco Holding)	Moody´s: Ba3 Fitch: BB S&P: BB-

Financial Ratios

Recurring ROE 2018 [4]	21.9%
Recurring ROE 2Q19 [5]	23.5%
Efficiency Ratio 2018 [6]	47.6%
Efficiency Ratio 3Q19 [6]	45.5%
Liquidity Coverage Ratio	151.9%
Tier I Capital - BIS III	14.1%

(1) Includes financial guarantees provided and corporate securities.
(2) Represents Net Income adjusted for certain non recurring events described in the 4Q18 MD&A – Executive Summary.
(3) Represents Net Income adjusted for certain non recurring events described in the 3Q19 MD&A – Executive Summary.
(4) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to Historical Series Spreadsheet.
(5) Calculated using Recurring Net Income / Average Equity. For annualized calculation method, please refer to the 3Q19 MD&A – Executive Summary.
(6) See "Efficiency Ratio" slides in this presentation for criteria.

Itaú Unibanco Holding S.A.
page 6
Itaú

Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7Our Vision Vision: To be the leading bank in sustainable performance and customer satisfaction • Implement a customer satisfaction-oriented culture, that is business-driven, through a simplified operational structure • Maximize shareholder returns, aiming at firm-wide growth • We aspire to be the preferred bank for top talents at every level • Attract and retain committed professionals with high ethical standards and strong organizational pride • Shared leadership, conquered through talent and commitment to excellence, focused on meritocracy • Create an atmosphere that inspires creativity, entrepreneurialism and the exchange of ideas • Pursue a cutting-edge technology, striving to best serve our client needs, ultimately creating value • Uphold the highest ethical standards in the relationship with clients, employees, regulators, society and the markets page 7

Our Way

1. **It's only good for us if it's good for the client**
   We are people providing service to people, with passion and excellence. We work with the client and for the client – because they are the main reason behind why we do what we do.
2. **We're passionate about performance**
   Generating sustainable results is in our DNA. The continuous challenge of seeking leadership in performance has brought us to where we are – and will continue guiding our company towards our objectives.
3. **People mean everything to us**
   Everything we do is carried out by people. Talented people who enjoy working in a collaborative atmosphere, based on meritocracy and high performance.
4. **The best argument is the one that matters**
   We encourage a challenging work environment, which is open to questioning and constructive discussion. For us, the hierarchy which counts is the hierarchy of the best idea.
5. **Simple. Always**
   We believe that simplicity is the best path to efficiency. That's why we strive not to mistake depth for complexity, and simplicity for simplism.
6. **We think and act like owners**
   We always think like business owners, leading by example and putting collective objectives before personal ambition.
7. **Ethics are non-negotiable**
   We do what is right, without using shortcuts or devious ways to do business. We exercise leadership in a transparent and responsible way, fully committed to society and the best governance and management practices.

Itaú Unibanco Holding S.A.

page 8

Medium and Long-Term Strategic Agenda

CORPORATE GOVERNANCE AND SUSTAINABILITY

PERMEATE ALL EFFORTS ON KEY STRATEGIC OBJECTIVES

Commitment to **permanently improve corporate governance** plays a vital role in protecting stakeholders' interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at **creating a virtuous cycle on the path towards sustainable performance**, which can only be met by collaborative work involving our main stakeholders: **employees; clients; shareholders and society**.

TRANSFORMATION

Client Centricity

to embrace this concept to the fullest in order to always develop **products and a "service culture" focused on client satisfaction and long-term relationships**.

Digital Transformation

to speed up our digital transformation process to **increase the productivity of IT area and spread a digital mindset throughout the bank** to improve efficiency, user experience and client satisfaction.

People Management

to improve our incentive model and evaluation tools **to contemplate the new dynamics of cooperative work**, making them effective to fairly assess individual deliveries within cross-functional teams.

CONTINUOUS IMPROVEMENT

Risk Management

to endeavor our efforts to **fully comply with the Risk Appetite guidelines**. Managing risks is the essence of our activity and a responsibility of all employees.

Internationalization

moving forward in the internationalization process does not necessarily mean to take activities to new countries, but **to reach, in the countries we are present in, the same management quality and results we have in Brazil.**

Sustainable Profitability

to **continuously increase the efficiency of our operations**, having the ability to identify opportunities to reduce costs, managing investments to gain agility, in addition to efficiently managing capital allocation through adequate cost of equity.

Itaú Unibanco Holding S.A.

page 9

Itaú

Itaú Unibanco Global Footprint

Itaú Unibanco has an important presence in key financial centers supported by a unique recognition and reputation.

We want to be recognized as: **The Latin American Bank**

CIB
London, Lisbon, Madrid, Paris, Frankfurt

Institutional Clients / Asset
London

Private Banking
Zurich



CIB
NY, Cayman, Bahamas

Institutional Clients / Asset
NY, Cayman

Private Banking
Cayman, Bahamas, Miami

CIB / Institutional Clients
Mexico

CIB
Brazil, Argentina, Chile, Peru, Colombia, Uruguay, Paraguay, Panama

Institutional Clients / Asset
Brazil, Argentina, Chile

Private Banking
Brazil, Chile, Paraguay

Retail Banking
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama

CIB / Institutional Clients / Asset
Tokyo, Dubai

Itaú Unibanco Holding S.A.

page 10

1 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 111 A History of Successful Strategic Deals Acquisition of the remaining 50% of: Retail - Brazil Uruguay NACIONAL Acquisition of the Banco Itaú BMG Consignado minority interest of: Casa Moreira Salles Acquisition of a 1924 minority interest in: Unibanco 1995 - 1998 2000 - 2003 2004 - 2007 Merger 2008 2009 - 2018 Itaú 1943 Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. page 11

Corporate Governance 2Corporate Governance 2

Corporate Governance at Itaú Unibanco

Strengths of our structure

- Family ownership ensuring a long-term view
- Professional management team
- Strong corporate governance
- Broad shareholder base (52.89% of our shares in free float)



Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
Non Voting Shares
Free Float
Brazilian investors in B3
Foreigners in NYSE
33%
28%
4.8 bn (number of shares)
39%
Foreigners in B3
100.00% Total
Cia. E. Johnston de Participações
36.73% ON
81.43% PN
66.07% Total
63.27% ON
18.57% PN
33.93% Total
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.004% PN
19.95% Total
51.71% ON
26.31% Total
7.82% ON
99.59% PN
52.89% Total
Itaú Unibanco Holding S.A.

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

Itaú Unibanco Holding S.A.
page 13

IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14IUPAR (Itaú Unibanco Participações) and Itaú Unibanco Governance Alignment and union among shareholders; Family control Group´s vision, mission and values; IUPAR Significant mergers & acquisitions; (Itaú Unibanco with a strategic Nominations to the Board of Directors and CEO; long-term vision Participações) Performance evaluation and admission of family members; Discussion and approval of the long-term strategy. Definition and monitoring of the company’s strategy; Mergers & acquisitions; Professional management Monitor the Executive Committee performance; Establishment of Nomination of executive officers (meritocracy); Itaú Unibanco operational parameters Budget approval; Board of Directors Definition and supervision of risk appetite and policies relating to the use of capital; Definition and monitoring of incentive and compensation models and goal setting; Supervision of the technology strategy; Definition of meritocracy policies; Supervision of the business operation. Implementation of Board of Directors’ guidelines and Value creation Executive goals; Committee Operation of the businesses and strategy for products Implementation of strategy and day-to-day management and segments; Ensure better allocation and management of financial, operational and human resources; Monitoring of market, credit and operational risks; Operate the Bank with a view to creating value. page 14

Itaú Unibanco Board of Directors and Executive Committees

Board of Directors

Co-Chairman
Pedro Moreira Salles

Co- Chairman
Roberto Egydio Setubal

Directors

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa [1]
Gustavo Jorge Laboissière Loyola [1]
João Moreira Salles
José Galló [1]
Marco Ambrogio Crespi Bonomi [1]
Pedro Luiz Bodin de Moraes [1]
Ricardo Villela Marino

Executive Committees

Chief Executive Officer (CEO)
Candido Botelho Bracher
- Ombudsman

General Directors

Wholesale
- Large and Medium Corporates
- Asset Management
- Institutional Treasury
- Private Bank
- Custody
- Latin America
- Investment Banking

Retail
- Branches
- Cards
- REDE
- Real Estate
- Insurance
- Vehicles
- Consortia
- Payroll

Executive Vice Presidents

IT and Operations
- IT
- Operations
- Procurement

Risks and Finance
- Risks
- Finance

Legal and Human Resources
- Legal and Internal
- Human Resources
- Corporate Communication
- Institutional and Governmental Relations
- Marketing
- Sustainability

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 15

Risk Management Structure


Capital and Risk Management Committee
Pedro Bodin [1]
Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal
Audit Committee
Gustavo Loyola [1]
Internal Audit
Paulo Miron
3rd line of defense
Independent review of the activities developed by the institution.
Itaú Unibanco Holding
President and CEO
Candido Bracher
General Wholesale Office
Caio David
General Retail Office
Marcio Schettini
Risk and Finance Control and Management Department
Milton Maluhy
Legal, Institutional and Personnel Dept.
Claudia Politanski
Technology and Operations Department
André Sapoznik
Executive Finance, Market Risk Control and Investor Relations Office
Operational Risk and Compliance Executive Office
Credit Risk, Modeling and Money Laundering Prevention Office.
1st line of defense
Manages risks originated by these offices; its role is to:
Identify
Assess
Control
Report
2nd line of defense
Ensures that risks are managed according to:
Risk appetite
Policies
Procedures

(1) Independent Director.

Itaú Unibanco Holding S.A.
page 16

Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Nomination Risk and LATAM Social Personnel Related Strategy Compensation Audit Advisory and Corporate Capital Strategy Responsibility Committee Parties Committee Committee Committee Board Governance Committee Management Council Committee Committee Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17Governance Structure at Itaú Unibanco Shareholder’s Meeting Fiscal Council Board of Directors Digital Nomination Risk and LATAM Social Personnel Related Strategy Compensation Audit Advisory and Corporate Capital Strategy Responsibility Committee Parties Committee Committee Committee Board Governance Committee Management Council Committee Committee Committee Internal Audit Independent Audit Board of Officers Disclosure and Trading Committee page 17

Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18Credit Risk Policies Hierarchy § Defines and monitors Risk Appetite; Board of Directors and § Approval of policies, strategies and definition of minimum Capital and Risk Management Committee expected return on capital; § Improvement of Risk Culture. § Defines a Global Policy; 1 § Approves policies having the most significant impact on EC ; Executive Committee § Monitors Portfolio and Risk Appetite; § Credit Strategy. § Defines and approves policies having the less significant impact General Office 1 on EC . and Risk Dept. (1) EC = Economic Capital. page 18

Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19Risk Appetite Defined by the Board of Directors Principles Statement Dimensions § Sustainability and customer § Optimization of capital § Reputation; satisfaction; allocation; § Liquidity; § Risk pricing;§ Low volatility in results; § Capitalization; § Operational excellence;§ Regional focus; § Operational Risk; § Breakdown of results; § Diversification;§ Alignment with “Our Way”; § Credit. § Risk Culture;§ Diversification of businesses. § Ethics and regulatory compliance. Credit Metrics Concentration by countries Highest credit VaR 1 Concentration by segments Exposure by ratings Concentration by industry Highest exposures Maximum PD 2 (1) VAR = Value at Risk; (2) PD = Probability of default. page 19

Risk Appetite (as approved by the Board of Directors)

The Risk Appetite...

establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation.

It is based on **Board of Directors Statement**

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed funding and proper use of capital."

Guided by the **Principles of Risk Management**

- Sustainability and customer satisfaction
- Risk culture
- Price for risk
- Diversification
- Operational excellence
- Ethics and respect for regulation

and monitored by **43 metrics** inserted in the day-to-day of business management

Dimensions

Capitalization
- Capital ratios in normal and stress situations
- Debt issuance ratings

Liquidity
- Short and mid-term liquidity indicators

Results Composition
- Largest credit risk
- Largest exposures and by rating brackets
- Concentration by sectors, countries and segments
- Concentration of market risk

Operational Risk
- Operational losses events
- Information technology

Reputation
- Suitability indicators
- Media Exposure
- Customer complaint tracking
- Regulatory compliance

Itaú Unibanco Holding S.A.

page 20

Itaú

Retail Management – Individuals and Small and Middle Companies

STATISTICAL MODELS

Lowest risk — Risk Level — Highest Risk

POLICY
Variables that distinguishes risk

100	100	102	98	114	94	123	89	128	88	148	88	153	88
100	100	104	101	102	95	101	89	106	90	112	99	124	94
115	91	115	91	116	92	130	93	148	88	157	81	167	79
110	91	112	102	114	97	113	92	118	96	121	77	130	91
114	86	118	87	134	79	136	74	169	72	166	67	179	65
114	82	122	99	127	85	130	77	142	115	173	73	155	65

Higher risk

Fictitious figures (Basis 100 = lowest risk cell).

Default Rate	116	92	RAROC (Risk Adjusted Return on Capital)
Loss/Revenue	114	97	ROE (Return on Equity)

Management tool (tightening and easing credit standards)
Data adjusted to expected future macroeconomic scenario

Itaú Unibanco Holding S.A.
page 21

Credit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICYCredit Offer Based on Future Scenario STATISTICAL MODELS Highest Lowest Risk Level risk risk Credit Available Base Scenario Credit Not Available Credit Not Available Highest risk Positive future expectation Negative future expectation Risk Level Risk Level Credit Available Credit Available Credit Not Available Credit Not Available Tightening of credit, maintaining the same Easing of credit, maintaining the same appetite appetite page 22 POLICY POLICY

Business Overview 3Business Overview 3

Universal Bank[1]

RETAIL BANKING

WHOLESALE BANKING

RETAIL AND REAL ESTATE CREDIT

4,201 branches and client service branches and 46,356 ATMs in Brazil;

Premier banking brand in Brazil;

Strategically positioned for **growth in mortgage market** (partnerships with Lopes).

CREDIT CARD AND CONSUMER FINANCE

Approximately **34.1 million credit card accounts** and **29.8 million debit card accounts**;

Leader in Brazilian credit card market, extensive number of joint ventures and partnerships with retailers.

VEHICLES

Total portfolio for individuals of **R$18.0 billion**;

Lease and finance through **over 12 thousand dealers.**

INSURANCE OPERATIONS

One of the largest players in Brazil based on direct premiums;

Association with Porto Seguro for auto and residential insurance;

Revenues from Insurance, Pension Plan and Premium Bonds Operations reached **R$1.9 billion** in 3Q19.

SMALL COMPANY

Small and Medium Enterprises with annual sales up to R$30 million.



RETAIL AND REAL ESTATE CREDIT
ITAÚ BBA (CORPORATE, IB AND TREASURY)
LATAM
WEALTH MANAGEMENT SERVICES
MIDDLE COMPANY
SMALL COMPANY
INSURANCE[2]
VEHICLES
CREDIT CARD AND CONSUMER FINANCE
Itaú
UNIVERSAL BANK

ITAÚ BBA

Full coverage of corporate clients with annual sales above R$ 200 million;

Leadership in IB products with top positions in major league tables;

Treasury operations for the conglomerate.

LATAM

Purpose: to be recognized as "**The Latin American Bank**";

Retail presence in Latin America (ex-Brazil): Argentina, Chile, Paraguay, Uruguay, Colombia, Panama.

WEALTH MANAGEMENT AND SERVICES

Total assets under administration of approximately **R$1,317 billions**;

Leader in Private banking services in Latin America.

MIDDLE COMPANY

Corporate clients with annual sales from R$30 million to R$200 million.

(1) September 30, 2019 figures; (2) Includes Insurance, Pension Plan and Premium Bond operations.

Itaú Unibanco Holding S.A.

page 24

Clients

We are a bank with **55 million clients**

Individual account holders[1]

+ openings

+ 43% accounts opened compared to 2016

- closures

- 29% closures and inactive accounts compared to 2016, in line with the improved credit quality of our portfolio

8 points Global NPS

In the last 12 months

Clients more satisfied



18.0
18.4
19.7
20.9
closures[2]
openings
3.3
2.8
4.0
2.4
2016
2017
2018
Sep-19[3]

Total

80% are more than 5-year-old accounts



New account holders

55% are under 30 years old

(1) Individual account holders does not include savings accounts, salary accounts and INSS(Social Security National Institute) accounts; (2) Includes closures and inactivation discounted from reactivation; (3) Individual account holders in September 2019 and closures and openings from the last 12 months.

Itaú Unibanco Holding S.A.

pg. 25

Client Segmentation


Individuals Segmentation
by monthly income
Private Bank
>R$5 million in total investment
Personnalité
>R$10 thousand or >R$100 thousand in total investments
Uniclass
>R$4 thousand up to R$10 thousand
Retail
up to R$4 thousand
Wholesale Banking
Retail Banking
Companies Segmentation
by annual sales
Ultra
over R$4 billion or >R$750 million debt*
Large
>R$400 million up to R$4 billion or >R$200 million debt*
Corporate
>R$200 million up to R$400 million
Middle
>R$30 million up to R$200 million
Very Small and Small Companies
up to R$30 million
Itaú BBA

*total exposure, includes financial guarantees provided and corporate securities.

Itaú Unibanco Holding S.A.

page 26

Retail in Brazil

Presence in Brazil [1] (As of September 30, 2019)


North
109
Northeast
314
Midwest
298
Southeast
2,835
South
631

Brazil: 4,187
Abroad + IBBA: 517
Total: 4,704

Automated Teller Machines (ATMs) in Brazil [2]


45,502
45,769
45,891
46,463
46,712
47,301
46,784
46,338
46,356
8
7
7
7
3
617
613
608
610
598
592
589
584
585
20,937
21,195
21,423
22,086
22,431
23,049
22,605
23,053
23,173
23,940
23,954
23,853
23,760
23,680
23,660
23,590
22,701
22,598
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Brazil 3
Banco 24Horas
ESB 4
Third Party Locations 5

Branches and Client Service Branches (CSB) in Brazil [6,7]


4,397
4,454
4,451
4,388
4,404
4,428
4,413
4,214
4,201
156
160
160
160
173
195
195
196
196
3,523
3,591
3,587
3,531
3,531
3,530
3,527
3,332
3,330
718
703
704
697
700
703
691
686
675
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
CSB
Brick and Mortar Branches
Digital Branches

(1) Considers Brick and Mortar Branches, digital branches and CSBs; (2) Does not include points of sale; (3) Includes Electronic Service Branches (such as exclusive ATMs inside companies); (4) Client Service Branches (CSBs); (5) Points of service in third-parties' establishments (such as shopping centers and airports); (6) Points of service include only Client Service Branches (CSBs); (7) Includes Itaú BBA branches.

Itaú Unibanco Holding S.A.
page 27

Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 63.9 million card accounts (3Q19): • 34.1 million credit card accounts; • 29.8 million debit card accounts; • R$ 133.3 billion in card transactions (3Q19): • R$ 101.3 billion in credit card transactions; • R$ 32.0 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 28Retail - Credit Cards, Joint Ventures and Partnerships with Retailers in Brazil Highlights Highlights JVs and Partnerships • Brazilian market leader in credit card transactions; • Focus on credit card instruments; • Qualification of the client base: proprietary channel x partnerships; • Long term agreements; • Credit card business comprises: • Alignment of incentives. • Issuance of cards; • Acquiring: REDE; • JVs and partnership with retailers; • Own brand: Hiper; • Approximately 63.9 million card accounts (3Q19): • 34.1 million credit card accounts; • 29.8 million debit card accounts; • R$ 133.3 billion in card transactions (3Q19): • R$ 101.3 billion in credit card transactions; • R$ 32.0 billion in debit card transactions; • High growth potential in credit card usage in Brazil. page 28

Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 37.9% 37.1% 35.1% 34.9% 34.1% 33.8% 32.4% 31.4% 13.7% 14.6% 13.7% 13.0% 13.3% 12.5% 12.7% 12.1% 11.7% 24.2% 23.4% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) . Only the purchase volume is considered in the cards billing. page 29Retail - Cards in Brazil | Growing Penetration in Household Consumption Expenditure Credit and Debit Cards Billed Volume % at Household Consumption Expenditure 38.0% 37.9% 37.1% 35.1% 34.9% 34.1% 33.8% 32.4% 31.4% 13.7% 14.6% 13.7% 13.0% 13.3% 12.5% 12.7% 12.1% 11.7% 24.2% 23.4% 23.4% 22.1% 21.6% 21.6% 21.1% 20.3% 19.7% 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 Credit Card Debit Card Sources: ABECS (Brazilian Credit Card Companies Association) and IBGE (Statistics and Geography Brazilian Institute) . Only the purchase volume is considered in the cards billing. page 29

Retail - Payroll Loan in Brazil



Evolution of Payroll Loan Portfolio
R$ billion
44.6
44.4
44.7
45.4
46.0
46.7
48.6
49.1
49.3
4.4
4.7
4.8
4.9
4.9
5.1
5.4
5.8
6.2
7.6
7.0
6.4
5.9
5.5
5.1
4.8
4.5
4.2
32.6
32.8
33.5
34.6
35.5
36.5
38.5
38.8
39.0
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
INSS
Public Sector
Private Sector



Composition of Payroll Loans Portfolio by Sector
13%
8%
79%
Private Sector
Public Sector
INSS



Composition of Payroll Loans Portfolio by Origination
R$ billion
7.4%
0.5%
44.6
44.4
44.7
45.4
46.0
46.7
48.6
49.1
49.3
61%
60%
59%
59%
59%
59%
59%
58%
57%
39%
40%
41%
41%
41%
41%
41%
42%
43%
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Branches
Itaú Consignado S.A.



Composition of Personal Loans Portfolio
36%
38%
38%
37%
36%
37%
38%
38%
40%
55%
62%
62%
63%
64%
63%
62%
62%
60%
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Payroll
Other - Personal Loan

Itaú Unibanco Holding S.A.
page 30

Retail - Mortgage Market in Brazil

Mortgage Loans Evolution


R$ million
3.8%
47,953
14.0%
86.0%
49,244
10.7%
89.3%
49,776
9.9%
90.1%
Sep-18
Jun-19
Sep-19
Individuals
Companies

Distribution Channels for Individuals Balance

As of September 2019


CrediPronto!
Partnerships 14%
Real Estate Brokers 31%
Regular Branches 13%
Developers 15%
High Income Branches 27%

Collaterals (LTV)

(Loan to value ratio)


57.9%
38.4%
59.7%
38.7%
60.6%
38.8%
Sep-18
Jun-19
Sep-19
Vintage (quarterly average)
Portfolio

Average Ticket and Average Origination Term

	3Q19
Average operation period [1]	322 months
Average value of the Property [2]	R$523 thousand
Financing Average Ticket	R$315 thousand

(1) Average Operation Period for new developers contracts; (2) Value determined using monthly financing average ticket and quarterly average LTV. Production source: ABECIP.

Itaú Unibanco Holding S.A.
page 31

Retail - Vehicle Financing in Brazil

Highlights:

- Growth of 47.7% in production (QoQ);
- Offers finance through over 12 thousand dealers;
- Average ticket size of the new vehicle concessions to individuals of R$35.8 thousand with LTV of 58% in the 3Q19;
- 77.15% of the financing is guaranteed up to 4 years;
- 85.91% of the financing are made up to 48 months;

Main Products and Services:

- **Facial Recognition:** Implantation of Facial Biometry, guaranteeing security in the contracting process;
- ***Novo Credline:*** a redesigned proposal origination platform, offers a simple and renewed digital experience with mobile version;
- **Digital Platform:** allows more agility, autonomy and efficiency for stores and dealers;
- **iCarros:** platform that applies innovative technologies and data analysis to solutions that help dealers make their sales processes more efficient;
- **iCarros Club:** B2B trade-in platform for used vehicles with bidding features and online purchase, allows contact between sellers and buyers, guarantees the best offer for the vehicle, through more than 8,000 dealers all over Brazil;
- **Digital Contracting:** digital contracting integrated to iCarros platform and can connect to other e-commerce as dealers websites;
- **Digital Assistant:** online credit analysis and approval platform. Automatically qualifies customer purchase interest via Internet or mobile, without additional cost;
- ***Compra e Venda Protegida:*** this product mediates between the parties involved making trading safer;
- **Financing of Accessories and Services:** credit line for financing of accessories and services, already embedded in the vehicles installment.



Individuals Portfolio
R$ million
34.4%
18,803
3,575
15,228
25,277
7,308
17,970
3Q18
3Q19
Individuals
Corporate



Individuals and Corporate Loans Granted
R$ million
47.7%
3,589
791
2,799
5,302
2,059
3,243
3Q18
3Q19
Individuals
Corporate



90-day NPL Ratio | Individuals - Vehicles
Base 100 = Dec-12
100
109
68
54
49
43
35
36
2012
2013
2014
2015
2016
2017
2018
Sep-19

Itaú Unibanco Holding S.A.

page 32

Retail - Insurance Ranking in Brazil [1,2]

	jan-aug/19	jan-aug/18	Model
Total Insurance [3]	**4th**	**4th**	
Recurring Insurance Activities [4]	**5th**	**5th**	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	3rd	*Bancassurance*
Porto Seguro	**3rd**	**3rd**	
Vehicles [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Residential [5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities [6]	**6th**	**5th**	
Large Risks [7]	**We do not offer this product.**		
Health Insurance	**We do not offer this product.**		

(1) Source SUSEP, date: Aug/19, includes our 30% interest in Porto Seguro. Doesn´t consider Health and VGBL is consider in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = Revenues from Premium Bonds; (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty,Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014.

Itaú Unibanco Holding S.A.

page 33

Itaú

Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 34Retail - Association with Porto Seguro Highlights Association’s Structure • Unification of residential and automobile insurance Controlling stockholders of Itaú Unibanco Porto Seguro operations; 57.07% 42.93% • Exclusive offer and distribution of residential and automobile insurance products to Itaú Unibanco’s PSIUPAR Market customers in Brazil and Uruguay; 69.88% 30.12% • Itaú Unibanco Holding nominates 2 of 5 board of directors members of PSIUPAR and 2 of 7 board of directors Porto Seguro S.A. (PSSA) members of PSSA. 99.99% 100.0% Itaú Seguros de Auto e Subsidiaries Porto Seguro S.A. Residência S.A (ISAR) page 34

Very Small, Small and Middle Market in Brazil

SMEs Loan Portfolio [1]

R$ million



79,649
75,433
72,002
68,974
61,547
61,869
70,795
74,137
78,088
84,043
2012
2013
2014
2015
2016
2017
2018
1Q19
2Q19
3Q19

Highlights

Full range of financial products and services, including deposits accounts, investment options, insurance, cash management, credit products and collection, among others.

Very Small and Small Market

- Clients with annual revenues up to R$30 million.

Middle Market

- This sub-segment serves approximately 28 thousand clients (economic groups) with annual revenues between R$30 million and R$200 million.
- Focus on high-rating clients, and 93% of loans are granted to clients rated B3 or better.

(1) Includes financial guarantees provided.

Itaú Unibanco Holding S.A.

page 35

Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 156,975 153,302 152,625 151,425 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 3Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 36Wholesale - Corporate Companies in Brazil 1 Corporate Loans R$ million 219,418 213,815 194,472 181,541 165,052 163,437 156,975 153,302 152,625 151,425 2012 2013 2014 2015 2016 2017 2018 1Q19 2Q19 3Q19 Highlights • Corporate clients with annual sales above R$200 million. • We offer a broad portfolio of banking products and services, from cash management to structured operations and transactions in capital markets. • We serve approximately 5,900 large corporate groups and also more than 190 financial institutions. (1) Includes financial guarantees provided. page 36

Wholesale - Corporate and Investment Banking | Leadership Position in Brazil

Wholesale Banking

ItaúEmpresas

Middle
Annual revenues from **R$30 MM** up to **R$200 MM**

ItaúBBA

Corporate Banking
Annual revenues over **R$200 MM**

Investment Banking
Leadership position and client recognition

ItaúBBA
Itaú

LatAm
Presence in all banking segments in **Latin America**

ItaúPrivateBank
ItaúAsset Management

WMS
Large range of customized **wealth management** and **investments** solutions

Itaú

Markets, Products & Planning
Treasury operations for the conglomerate

Investment Banking

Fixed Income
Until September 2019, we maintained the leadership in the distribution ranking of Anbima, with a distributed volume of R$30.3 billion.

Mergers and Acquisitions
In 9M19, our Merger and Acquisition operation provided financial advisory in 28 transactions totaling US$11.6 billion.

Project Finance
In 9M19, we served as advisor and/or creditor of approximately R$8.2 billion in financing to 47 different infrastructure projects in different sectors.

Ranking

	3Q19	2018	2017
M&A[1]	2nd	1st	1st
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	4th	6th	6th
Derivatives Total[3]	1st	1st	1st

(1) Source: Dealogic; (2) Source: ANBIMA – Brazilian association of Financial and Capital Markets Entities. Information from Sep-19; (3) Source: Cetip. Information from Sep-19.

Itaú Unibanco Holding S.A.

page 37

Itaú

Wholesale - Wealth Management Services | Brazil

Evolution of Assets Under Administration

Investment Product management for the conglomerate and a full range of investment options to Retail Banking.



R$ billion
922
946
1,002
1,025
1,068
1,107
1,135
1,176
1,290
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

Securities Services

Local Custody: we ended September with R$1,452 billion under custody (+12.5% from the same period of 2018).

International Custody: we ended September with R$179.8 billion under custody (-8.0% from the volume under custody in the same period of 2018).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 184 companies listed on B3, representing 57.1% of the total market, and in the bookkeeping of debentures, acting as the bookkeeper of 351 (32.4%) issues.

Asset Management

Asset Management

In September 2019, we reached R$745.6[1] billion in assets under management, accounting for 14.2% of the market.

Kinea

It is an independent platform of management of differentiated investments. With R$64.2 billion in assets as of September 2019, it operates in the segments of Multi-Markets, Real Estate, Pension Plan and Private Equity, Stock and Infrastructure.

Private Banking

With a full global wealth management platform, leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

Private Banker International

- Outstanding Global Private Bank - Latin America, 2018

The Banker

- Best Private Bank in Brazil, 2018

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – September 2019. Considers Itaú Unibanco and Intrag.

Itaú Unibanco Holding S.A.

page 38

Retail Footprint in Latin America | September 2019 Mexico Panama Colombia1 Employees: 3,416 Branches + CSBs: 153 ATMs: 170 Brazil Employees: 83,536 Peru Branches + CSBs: 4,201 Representative ATMs: 46,356 Office Paraguay Chile Employees: 867 Employees: 5,645 Branches + CSBs: 44 Branches + CSBs: 194 ATMs: 298 ATMs: 458 Non-Bank Correspondents : 57 Uruguay Argentina CIB Employees: 1,111 Employees: 1,655 Retail and Wholesale Branches + CSBs: 27 Branches + CSBs: 85 Points of Service OCA: 35 ATMs: 176 ATMs: 60 (1) Considers employees and branches from Panama. page 39Retail Footprint in Latin America | September 2019 Mexico Panama Colombia1 Employees: 3,416 Branches + CSBs: 153 ATMs: 170 Brazil Employees: 83,536 Peru Branches + CSBs: 4,201 Representative ATMs: 46,356 Office Paraguay Chile Employees: 867 Employees: 5,645 Branches + CSBs: 44 Branches + CSBs: 194 ATMs: 298 ATMs: 458 Non-Bank Correspondents : 57 Uruguay Argentina CIB Employees: 1,111 Employees: 1,655 Retail and Wholesale Branches + CSBs: 27 Branches + CSBs: 85 Points of Service OCA: 35 ATMs: 176 ATMs: 60 (1) Considers employees and branches from Panama. page 39

Segments – Income Statement Pro Forma 3Q19 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 20,215 7,580 2,462 30,257 Operating Revenues 12,131 4,661 2,279 19,071 Managerial Financial Margin 12,131 4,661 829 17,621 Financial Margin with Clients - - 1,450 1,450 Financial Margin with the Market 6,308 2,804 155 9,267 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,777 115 28 1,920 Cost of Credit (4,238) (257) (0) (4,495) (4,461) (461) (0) (4,922) Provision for Loan Losses - (70) - (70) Impairment (334) 34 - (300) Discounts Granted 55 7 239 - 796 Recovery of Loans Written Off as Losses (321) (18) - (338) Retained Claims (10,541) (3,858) (174) (14,573) Other Operating Expenses (9,254) (3,489) (54) (12,796) Non-interest Expenses (1,282) (368) (121) (1,771) Tax Expenses for ISS, PIS, Cofins and Other Taxes (5) (1) 0 (6) Insurance Selling Expenses 5,116 3,447 2,288 10,851 Income before Tax and Minority Interests (1,768) (1,055) (692) (3,516) Income Tax and Social Contribution (37) (130) (12) (179) Minority Interests in Subsidiaries 3,311 2,262 1,584 7,156 Recurring Net Income Recurring Return on Average Allocated Capital 33.2% 20.0% 17.2% 23.5% Efficiency Ratio (ER) 49.7% 48.5% 2.3% 45.5% Risk-Adjusted Efficiency Ratio (RAER) 72.5% 52.1% 2.3% 61.4% Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses. page 40Segments – Income Statement Pro Forma 3Q19 Activities with the Retail Banking Wholesale Banking Itaú Unibanco Market + Corporation In R$ millions 20,215 7,580 2,462 30,257 Operating Revenues 12,131 4,661 2,279 19,071 Managerial Financial Margin 12,131 4,661 829 17,621 Financial Margin with Clients - - 1,450 1,450 Financial Margin with the Market 6,308 2,804 155 9,267 Commissions and Fees Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses 1,777 115 28 1,920 Cost of Credit (4,238) (257) (0) (4,495) (4,461) (461) (0) (4,922) Provision for Loan Losses - (70) - (70) Impairment (334) 34 - (300) Discounts Granted 55 7 239 - 796 Recovery of Loans Written Off as Losses (321) (18) - (338) Retained Claims (10,541) (3,858) (174) (14,573) Other Operating Expenses (9,254) (3,489) (54) (12,796) Non-interest Expenses (1,282) (368) (121) (1,771) Tax Expenses for ISS, PIS, Cofins and Other Taxes (5) (1) 0 (6) Insurance Selling Expenses 5,116 3,447 2,288 10,851 Income before Tax and Minority Interests (1,768) (1,055) (692) (3,516) Income Tax and Social Contribution (37) (130) (12) (179) Minority Interests in Subsidiaries 3,311 2,262 1,584 7,156 Recurring Net Income Recurring Return on Average Allocated Capital 33.2% 20.0% 17.2% 23.5% Efficiency Ratio (ER) 49.7% 48.5% 2.3% 45.5% Risk-Adjusted Efficiency Ratio (RAER) 72.5% 52.1% 2.3% 61.4% Note: Non-interest Expenses item includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses. page 40

Financial Highlights 4Financial Highlights 4

Highlights

Recurring Net Income

Consolidated
R$ 7.2 bn ^ 1.7 %
3Q19 vs. 2Q19
Brazil
R$6.8 bn ^ 2.0 %

3Q18	4Q18	1Q19	2Q19	3Q19
6.5	6.5	6.9	7.0	7.2

Recurring ROE

Consolidated
23.5% stable
3Q19 vs. 2Q19
Brazil
24.6% stable

3Q18	4Q18	1Q19	2Q19	3Q19
21.3	21.8	23.6	23.5	23.5

Credit[1]

Consolidated
R$689.0 bn ^ 4.4 %
3Q19 vs. 2Q19
Brasil
R$518.0 bn ^ 4.9 %

3Q18	4Q18	1Q19	2Q19	3Q19
636.4	636.9	647.1	659.7	689.0

NPL 90 days

Consolidated
2.9% stable
3Q19 vs. 2Q19
Brasil
3.4% v -10 bps

3Q18	4Q18	1Q19	2Q19	3Q19
2.9	2.9	3.0	2.9	2.9

Financial Margin with Clients

Consolidated
R$17.6 bn ^ 4.4 %
3Q19 vs. 2Q19
Brazil
R$15.8 bn ^ 4.7 %

3Q18	4Q18	1Q19	2Q19	3Q19
16.2	16.2	16.4	16.9	17.6

Comission, Fees and Insurance Results[2]

Consolidated
R$10.8 bn ^ 1.0 %
3Q19 vs. 2Q19
Brazil
R$10.1 bn ^ 1.2%

3Q18	4Q18	1Q19	2Q19	3Q19
10.2	10.8	10.2	10.7	10.8

Cost of Credit

Consolidated
R$4.5 bn ^ 11.1 %
3Q19 vs. 2Q19
Brazil
R$3.9 bn ^ 10.5 %

3Q18	4Q18	1Q19	2Q19	3Q19
3.3	3.4	3.8	4.0	4.5

Non-Interest Expenses

Consolidated
R$12.8 bn ^ 1.0 %
3Q19 vs. 2Q19
Brazil
R$11.1 bn ^ 1.5 %

3Q18	4Q18	1Q19	2Q19	3Q19
12.6	12.8	12.1	12.7	12.8

(1) Total with Financial Guarantees provided and Corporate Securities. (2) Results from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
page 42

2019 Forecast

	Consolidated		Brazil [1]	
Total Credit Portfolio [2]	8.0%	11.0%	8.0%	11.0%
Financial Margin with Clients	9.0%	12.0%	9.0%	12.0%
Financial Margin with the Market	R$4.6 bn	R$5.6 bn	R$3.6 bn	R$4.6 bn
Cost of Credit [3]	R$14.5 bn	R$17.5 bn	R$12.5 bn	R$15.5 bn
Commissions and Fees and Results from Insurance Operations [4]	2.0%	5.0%	2.0%	5.0%
Non-Interest Expenses	3.0%	6.0%	3.5%	6.5%
Effective Tax Rate	31.0%	33.0%	32.0%	34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Itaú Unibanco Holding S.A.

page 43

Recurring Net Income and Value Creation 23.6% 23.5% 23.5% 21.8% ROE 21.3% Average Cost of Capital 14.5% 14.5% 13.5% 13.0% 12.5% Recurring Net Income 7.2 7.0 6.9 6.5 6.5 Value Creation 2.0 3.2 3.3 2.9 2.2 Cost of Capital 4.5 4.3 4.0 3.9 3.8 3Q18 4Q18 1Q19 2Q19 3Q19 page 44 In R$ billionRecurring Net Income and Value Creation 23.6% 23.5% 23.5% 21.8% ROE 21.3% Average Cost of Capital 14.5% 14.5% 13.5% 13.0% 12.5% Recurring Net Income 7.2 7.0 6.9 6.5 6.5 Value Creation 2.0 3.2 3.3 2.9 2.2 Cost of Capital 4.5 4.3 4.0 3.9 3.8 3Q18 4Q18 1Q19 2Q19 3Q19 page 44 In R$ billion

Income Statement | Operating Revenues Perspective

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M19	Δ
Operating Revenues	**30,257**	**29,492**	**2.6%**	**27,899**	**8.5%**	**87,957**	**83,345**	**5.5%**
Managerial Financial Margin	19,071	18,451	3.4%	17,408	9.6%	55,191	51,702	6.7%
Financial Margin with Clients	17,621	16,879	4.4%	16,152	9.1%	50,924	47,366	7.5%
Financial Margin with the Market	1,450	1,572	-7.8%	1,257	15.4%	4,266	4,337	-1.6%
Commissions and Fees	9,267	9,063	2.2%	8,632	7.3%	26,951	25,887	4.1%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,920	1,978	-3.0%	1,858	3.3%	5,815	5,756	1.0%
Cost of Credit	**(4,495)**	**(4,044)**	**11.1%**	**(3,263)**	**37.8%**	**(12,343)**	**(10,651)**	**15.9%**
Provision for Loan Losses	(4,922)	(4,407)	11.7%	(3,904)	26.1%	(13,535)	(12,287)	10.2%
Impairment	(70)	(43)	63.1%	(89)	-21.4%	(142)	(277)	-48.7%
Discounts Granted	(300)	(390)	-23.1%	(285)	5.3%	(998)	(842)	18.5%
Recovery of Loans Written Off as Losses	796	795	0.1%	1,015	-21.6%	2,332	2,755	-15.4%
Retained Claims	**(338)**	**(297)**	**13.9%**	**(320)**	**5.9%**	**(935)**	**(934)**	**0.1%**
Other Operating Expenses	**(14,573)**	**(14,432)**	**1.0%**	**(14,286)**	**2.0%**	**(42,847)**	**(41,602)**	**3.0%**
Non-interest Expenses	(12,796)	(12,669)	1.0%	(12,646)	1.2%	(37,615)	(36,583)	2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,771)	(1,758)	0.7%	(1,622)	9.2%	(5,209)	(4,964)	4.9%
Insurance Selling Expenses	(6)	(6)	6.7%	(18)	-67.3%	(23)	(55)	-57.6%
Income before Tax and Minority Interests	**10,851**	**10,718**	**1.2%**	**10,031**	**8.2%**	**31,832**	**30,158**	**5.6%**
Income Tax and Social Contribution	**(3,516)**	**(3,408)**	**3.2%**	**(3,422)**	**2.7%**	**(10,112)**	**(10,379)**	**-2.6%**
Minority Interests in Subsidiaries	**(179)**	**(277)**	**-35.4%**	**(155)**	**15.2%**	**(653)**	**(524)**	**24.7%**
Recurring Net Income	**7,156**	**7,034**	**1.7%**	**6,454**	**10.9%**	**21,067**	**19,255**	**9.4%**

Itaú Unibanco Holding S.A.

page 45

Income Statement | Managerial Financial Margin Perspective

In R$ millions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M18	Δ
Managerial Financial Margin	**19,071**	**18,451**	**3.4%**	**17,408**	**9.6%**	**55,191**	**51,702**	**6.7%**
Financial Margin with Clients	17,621	16,879	4.4%	16,152	9.1%	50,924	47,366	7.5%
Financial Margin with the Market	1,450	1,572	-7.8%	1,257	15.4%	4,266	4,337	-1.6%
Cost of Credit	**(4,495)**	**(4,044)**	**11.1%**	**(3,263)**	**37.8%**	**(12,343)**	**(10,651)**	**15.9%**
Provision for Loan Losses	(4,922)	(4,407)	11.7%	(3,904)	26.1%	(13,535)	(12,287)	10.2%
Impairment	(70)	(43)	63.1%	(89)	-21.4%	(142)	(277)	-48.7%
Discounts Granted	(300)	(390)	-23.1%	(285)	5.3%	(998)	(842)	18.5%
Recovery of Loans Written Off as Losses	796	795	0.1%	1,015	-21.6%	2,332	2,755	-15.4%
Net Result from Financial Operations	**14,576**	**14,407**	**1.2%**	**14,145**	**3.0%**	**42,848**	**41,052**	**4.4%**
Other Operating Income(Expenses)	**(3,726)**	**(3,688)**	**1.0%**	**(4,115)**	**-9.5%**	**(11,015)**	**(10,893)**	**1.1%**
Commissions and Fees	9,267	9,063	2.2%	8,632	7.3%	26,951	25,887	4.1%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,575	1,675	-6.0%	1,521	3.6%	4,857	4,767	1.9%
Non-interest Expenses	(12,796)	(12,669)	1.0%	(12,646)	1.2%	(37,615)	(36,583)	2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,771)	(1,758)	0.7%	(1,622)	9.2%	(5,209)	(4,964)	4.9%
Income before Tax and Minority Interests	**10,851**	**10,718**	**1.2%**	**10,031**	**8.2%**	**31,832**	**30,158**	**5.6%**
Income Tax and Social Contribution	**(3,516)**	**(3,408)**	**3.2%**	**(3,422)**	**2.7%**	**(10,112)**	**(10,379)**	**-2.6%**
Minority Interests in Subsidiaries	**(179)**	**(277)**	**-35.4%**	**(155)**	**15.2%**	**(653)**	**(524)**	**24.7%**
Recurring Net Income	**7,156**	**7,034**	**1.7%**	**6,454**	**10.9%**	**21,067**	**19,255**	**9.4%**

Itaú Unibanco Holding S.A.

page 46

Results – Brazil and Latin America

In R$ millions	9M19 Consolidated	9M19 Brazil [1]	9M19 Latin America (ex-Brazil)	9M18 Consolidated	9M18 Brazil [1]	9M18 Latin America (ex-Brazil)	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil)
Operating Revenues	**87,957**	**79,143**	**8,815**	**83,345**	**75,070**	**8,275**	**5.5%**	**5.4%**	**6.5%**
Managerial Financial Margin	55,191	48,654	6,537	51,702	45,680	6,023	6.7%	6.5%	8.5%
Financial Margin with Clients	50,924	45,625	5,299	47,366	42,372	4,994	7.5%	7.7%	6.1%
Financial Margin with the Market	4,266	3,029	1,238	4,337	3,308	1,028	-1.6%	-8.4%	20.4%
Commissions and Fees	26,951	24,769	2,183	25,887	23,747	2,140	4.1%	4.3%	2.0%
Revenues from Insurance [2]	5,815	5,720	95	5,756	5,643	113	1.0%	1.4%	-15.6%
Cost of Credit	**(12,343)**	**(10,868)**	**(1,475)**	**(10,651)**	**(9,237)**	**(1,414)**	**15.9%**	**17.7%**	**4.4%**
Provision for Loan Losses	(13,535)	(11,840)	(1,695)	(12,287)	(10,598)	(1,689)	10.2%	11.7%	0.4%
Impairment	(142)	(142)	-	(277)	(277)	-	-48.7%	-48.7%	-
Discounts Granted	(998)	(957)	(41)	(842)	(837)	(6)	18.5%	14.3%	641.9%
Recovery of Loans Written Off as Losses	2,332	2,071	261	2,755	2,475	281	-15.4%	-16.3%	-7.1%
Retained Claims	**(935)**	**(901)**	**(34)**	**(934)**	**(883)**	**(51)**	**0.1%**	**2.0%**	**-32.9%**
Other Operating Expenses	**(42,847)**	**(37,656)**	**(5,191)**	**(41,602)**	**(36,407)**	**(5,196)**	**3.0%**	**3.4%**	**-0.1%**
Non-interest Expenses	(37,615)	(32,508)	(5,107)	(36,583)	(31,462)	(5,121)	2.8%	3.3%	-0.3%
Tax Expenses and Other [3]	(5,232)	(5,148)	(84)	(5,019)	(4,944)	(74)	4.2%	4.1%	12.6%
Income before Tax and Minority Interests	**31,832**	**29,718**	**2,114**	**30,158**	**28,544**	**1,614**	**5.6%**	**4.1%**	**30.9%**
Income Tax and Social Contribution	**(10,112)**	**(9,565)**	**(547)**	**(10,379)**	**(10,024)**	**(355)**	**-2.6%**	**-4.6%**	**54.0%**
Minority Interests in Subsidiaries	**(653)**	**(186)**	**(467)**	**(524)**	**(151)**	**(373)**	**24.7%**	**23.2%**	**25.3%**
Recurring Net Income	**21,067**	**19,967**	**1,100**	**19,255**	**18,369**	**886**	**9.4%**	**8.7%**	**24.1%**

(1) Includes units abroad ex-Latin America.
(2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
(3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.

page 47

Itaú

Business Model In R$ billions 9M19 9M18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 46 .8 1 .2 38.9 1.1 42.9 1.4 37.7 1.3 3.8 (0.2) 1.2 (0.2) 88.0 83.3 4.6 Managerial Financial Margin 37 .7 1.2 15.2 1 .1 34.5 1.3 14.6 1.3 3.3 (0.2) 0.6 (0.2) 55.2 51.7 3.5 Commissions and Fees 9.0 0.0 17.9 - 8.5 0.0 17.4 - 0.6 (0.0) 0.5 - 27.0 25.9 1.1 Revenues from Insurance ¹ - - 5.8 - - - 5.8 - - - 0.1 - 5.8 5.8 0.1 Cost of Credit (12 .3) - - - (10.7) - - - (1.7) - - - (12.3) (10.7) (1.7) Retained Claims - - (0.9) - - - (0.9) - - - (0.0) - (0.9) (0.9) (0.0) Non-Interested Expenses and (21.4) (0.6) (21.5) (0.1) (20.3) (0.8) (21.0) (0.1) (1.1) 0 .2 (0.5) 0.0 (43.5) (42.1) (1.4) Other Expenses ² Recurring Net Income 9. 0 0.4 10.8 0.9 7.0 0.4 10.6 1 .3 2.0 (0.0) 0.2 (0.4) 21.1 19.3 1.8 Average Regulatory Capital 63.4 1.5 40.5 18.7 62.1 1.6 37.0 21.2 1.4 (0.0) 3. 4 (2.5) 124.1 121.8 2.2 Value Creation 3.0 0.3 7.0 (0.9) 0.8 0.3 7.0 (0.8) 2. 1 0.0 0 .1 (0.1) 9.4 7.2 2.2 Recurring ROE 18.9% 33.5% 35.6% 6.3% 15.0% 35.0% 38.2% 7.9% 390 bps -150 bps -260 bps -170 bps 23.5% 21.7% 180 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. page 48Business Model In R$ billions 9M19 9M18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Credit Trading Consolidated Credit Trading Consolidated Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 46 .8 1 .2 38.9 1.1 42.9 1.4 37.7 1.3 3.8 (0.2) 1.2 (0.2) 88.0 83.3 4.6 Managerial Financial Margin 37 .7 1.2 15.2 1 .1 34.5 1.3 14.6 1.3 3.3 (0.2) 0.6 (0.2) 55.2 51.7 3.5 Commissions and Fees 9.0 0.0 17.9 - 8.5 0.0 17.4 - 0.6 (0.0) 0.5 - 27.0 25.9 1.1 Revenues from Insurance ¹ - - 5.8 - - - 5.8 - - - 0.1 - 5.8 5.8 0.1 Cost of Credit (12 .3) - - - (10.7) - - - (1.7) - - - (12.3) (10.7) (1.7) Retained Claims - - (0.9) - - - (0.9) - - - (0.0) - (0.9) (0.9) (0.0) Non-Interested Expenses and (21.4) (0.6) (21.5) (0.1) (20.3) (0.8) (21.0) (0.1) (1.1) 0 .2 (0.5) 0.0 (43.5) (42.1) (1.4) Other Expenses ² Recurring Net Income 9. 0 0.4 10.8 0.9 7.0 0.4 10.6 1 .3 2.0 (0.0) 0.2 (0.4) 21.1 19.3 1.8 Average Regulatory Capital 63.4 1.5 40.5 18.7 62.1 1.6 37.0 21.2 1.4 (0.0) 3. 4 (2.5) 124.1 121.8 2.2 Value Creation 3.0 0.3 7.0 (0.9) 0.8 0.3 7.0 (0.8) 2. 1 0.0 0 .1 (0.1) 9.4 7.2 2.2 Recurring ROE 18.9% 33.5% 35.6% 6.3% 15.0% 35.0% 38.2% 7.9% 390 bps -150 bps -260 bps -170 bps 23.5% 21.7% 180 bps (1) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. page 48

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

Credit origination[1]

3Q19 vs. 3Q18

Total Brazil [2]	▲ 29%
Individuals	▲ 31%
Very Small, Small and Middle Market	▲ 34%
Corporate	▲ 25%

Private securities issuance 3

1st place in the ANBIMA ranking	Year (9M19) R$ 47.5 bn

In R$ billions, end of period	3Q19	2Q19	Δ	3Q18	Δ
Individuals	229.7	222.3	3.3%	200.0	14.9%
Credit Card Loans	83.3	79.3	5.1%	68.7	21.4%
Personal Loans	34.2	32.8	4.5%	28.9	18.5%
Payroll Loans	49.3	49.1	0.5%	46.0	7.4%
Vehicle Loans	18.0	17.2	4.5%	15.2	18.0%
Mortgage Loans	44.8	44.0	2.0%	41.2	8.7%
Very Small, Small and Middle Market Loans	84.0	78.1	7.6%	67.5	24.5%
Individuals + Very Small, Small and Middle Market Loans	313.8	300.4	4.5%	267.5	17.3%
Corporate Loans	204.2	193.6	5.5%	196.3	4.1%
Credit Operations	157.0	151.4	3.7%	159.9	-1.9%
Corporate Securities	47.3	42.2	12.1%	36.3	30.1%
Total Brazil	518.0	494.0	4.9%	463.7	11.7%
Latin America	171.0	165.7	3.2%	172.7	-1.0%
Total with Financial Guarantees provided and Corporate Securities	689.0	659.7	4.4%	636.4	8.3%

Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

Itaú Unibanco Holding S.A.

pg. 49

Itaú

Credit Portfolio by Product

In R$ billions, end of period	3Q19	2Q19	Δ	3Q18	Δ
Individuals - Brazil [1]	**229.0**	**221.5**	**3.4%**	**199.1**	**15.0%**
Credit Card	83.3	79.3	5.1%	68.7	21.4%
Personal Loans	33.4	31.9	4.7%	27.9	19.8%
Payroll Loans [2]	49.3	49.1	0.5%	46.0	7.4%
Vehicles	18.0	17.2	4.5%	15.2	18.0%
Mortgage Loans	44.8	44.0	2.0%	41.2	8.7%
Rural Loans	0.1	0.1	-1.1%	0.1	-18.4%
Companies - Brazil [1]	**188.1**	**177.0**	**6.3%**	**171.2**	**9.9%**
Working Capital [3]	103.7	96.3	7.7%	87.6	18.4%
BNDES/Onlending	12.2	13.6	-10.1%	18.0	-32.0%
Export / Import Financing	49.7	44.9	10.5%	46.1	7.8%
Vehicles	7.3	6.0	20.9%	3.6	104.4%
Mortgage Loans	4.9	5.3	-6.5%	6.7	-26.6%
Rural Loans	10.3	10.9	-5.6%	9.3	10.9%
Latin America [4]	**158.9**	**154.3**	**3.0%**	**160.2**	**-0.8%**
Total without Financial Guarantees Provided	**576.0**	**552.9**	**4.2%**	**530.5**	**8.6%**
Financial Guarantees Provided	65.7	64.7	1.6%	69.6	-5.6%
Total with Financial Guarantees Provided	**641.7**	**617.6**	**3.9%**	**600.1**	**6.9%**
Corporate Securities [5]	47.3	42.2	12.1%	36.3	30.1%
Total Risk	**689.0**	**659.7**	**4.4%**	**636.4**	**8.3%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper.

Itaú Unibanco Holding S.A.

page 50

Credit Portfolio by Currency 1 R$ billion Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 51Credit Portfolio by Currency 1 R$ billion Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 Sep-18 233.4 366.7 600.1 Jun-18 223.5 365.1 588.6 Mar-18 197.9 368.4 566.4 Dec-17 192.4 371.7 564.1 Sep-17 180.7 358.4 539.1 Foreign Currency Local Currency (1) Total with financial guarantees provided. page 51

Credit[1] Origination and Private Securities Issuance | Brazil

Base 100 = 3Q15

Total Credit[2] – Brazil


29%
100
81
76
97
125
3Q15
3Q16
3Q17
3Q18
3Q19

Credit[2] - Individuals


31%
100
85
94
131
171
3Q15
3Q16
3Q17
3Q18
3Q19

Credit[2] – Very Small, Small and Middle Market


34%
100
86
98
120
161
3Q15
3Q16
3Q17
3Q18
3Q19

Credit[2] – Corporate


25%
100
78
59
72
90
3Q15
3Q16
3Q17
3Q18
3Q19

Private Securities Issuance[3]

9M19

1st place in the ANBIMA ranking

R$47.5 bn

Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

Itaú Unibanco Holding S.A.

page 52

Credit Portfolio Growth in Brazil [1] (in R$ Billions)

Nominal GDP (Sep-15 to Sep-19): 18.6%

Accumulated Inflation (IPCA) (Sep-15 to Sep-19): 20.3%

Accumulated Interbank Rate: (Sep-15 to Sep-19): 45.9%



Credit Card Loans
51.4%
45.8%
55
56
57
69
83
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Personal Loans
12.4%
33.8%
30
27
25
28
33
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Payroll Loans
8.0%
10.7%
46
46
45
46
49
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Vehicle Loans
-16.9%
29.4%
22
16
14
15
18
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Mortgage Loans
33.9%
17.1%
33
37
38
41
45
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Corporate Loans
-30.6%
2.0%
155
122
106
106
108
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Very Small, Small and Middle Market Loans
18.5%
42.1%
68
58
57
65
80
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19
Total Brazil
2.1%
22.3%
409
362
341
370
417
Sep-15 Sep-16 Sep-17 Sep-18 Sep-19

(1) Loan Portfolio without financial guarantees provided.

Itaú Unibanco Holding S.A.

page 53

Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Sep-19 3Q19 2Q19D R$ million In R$ billions, end of period Public Sector 2.2 2.3 -5.2% Private Sector 346.3 331.8 4.4% Loan, lease, other credit operations Real Estate 22.8 22.1 3.4% Loan, lease and other and securities of companies and Food and beverage 20.3 20.6 -1.6% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 19.3 17.7 9.2% Largest Debtor 5,699 0.9 6,265 0.8 Transportation 18.8 18.6 1.2% 10 largest debtors 29, 090 4.5 47,125 6.3 Energy and water treatment 15.8 15.8 -0.3% 20 largest debtors 44, 256 6.9 74,284 9.9 Vehicles and auto parts 15.1 14.8 1.7% 50 largest debtors 72, 185 11.2 125,337 16.7 Banks and other financial institutions 14.2 12.3 15.4% 100 largest debtors 99, 091 15.4 166,304 22.1 Infrastructure work 12.3 11.8 4.4% Petrochemical and chemical 12.1 11.1 9.1% Telecommunications 9.6 9.6 -0.2% 1% 4% Mining 9.1 9.1 -0.2% Steel and metallurgy 8.8 8.9 -1.0% 7% Pharmaceutical and cosmetics 8.2 8.0 3.5% 10% Entertainment and tourism 7.3 6.7 9.0% 39% Sugar and Alcohol 6.9 6.7 4.1% 10% Capital Assets 6.8 6.8 -0.7% Oil and gas 6.5 6.0 8.6% Construction Material 5.8 5.5 4.2% 12% Electronic and IT 5.1 5.6 -9.5% 17% Services - Other 44.3 43.0 3.1% Commerce - Other 23.1 20.5 12.6% Other Industry and Extractivism Industry - Other 10.3 9.6 7.6% Real Estate and Construction Consumer Goods Other 43.8 41.0 6.7% Vehicles and Transportation Agriculture and Related Total 348.5 334.1 4.3% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 54Credit Portfolio Breakdown 1,2 1 Companies Credit Portfolio by Business Sector Credit Concentration Sep-19 3Q19 2Q19D R$ million In R$ billions, end of period Public Sector 2.2 2.3 -5.2% Private Sector 346.3 331.8 4.4% Loan, lease, other credit operations Real Estate 22.8 22.1 3.4% Loan, lease and other and securities of companies and Food and beverage 20.3 20.6 -1.6% credit operations financial institutions Risk % of Total Risk % of Total Agribusiness and fertilizers 19.3 17.7 9.2% Largest Debtor 5,699 0.9 6,265 0.8 Transportation 18.8 18.6 1.2% 10 largest debtors 29, 090 4.5 47,125 6.3 Energy and water treatment 15.8 15.8 -0.3% 20 largest debtors 44, 256 6.9 74,284 9.9 Vehicles and auto parts 15.1 14.8 1.7% 50 largest debtors 72, 185 11.2 125,337 16.7 Banks and other financial institutions 14.2 12.3 15.4% 100 largest debtors 99, 091 15.4 166,304 22.1 Infrastructure work 12.3 11.8 4.4% Petrochemical and chemical 12.1 11.1 9.1% Telecommunications 9.6 9.6 -0.2% 1% 4% Mining 9.1 9.1 -0.2% Steel and metallurgy 8.8 8.9 -1.0% 7% Pharmaceutical and cosmetics 8.2 8.0 3.5% 10% Entertainment and tourism 7.3 6.7 9.0% 39% Sugar and Alcohol 6.9 6.7 4.1% 10% Capital Assets 6.8 6.8 -0.7% Oil and gas 6.5 6.0 8.6% Construction Material 5.8 5.5 4.2% 12% Electronic and IT 5.1 5.6 -9.5% 17% Services - Other 44.3 43.0 3.1% Commerce - Other 23.1 20.5 12.6% Other Industry and Extractivism Industry - Other 10.3 9.6 7.6% Real Estate and Construction Consumer Goods Other 43.8 41.0 6.7% Vehicles and Transportation Agriculture and Related Total 348.5 334.1 4.3% Banks and other financial institutions Public Sector (1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Clothing and footwear (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other. page 54

1 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 61.2% of total origination was created in the past 12 months. 531 553 576 34.3% 34.8% 38.8% 4.5% 5.1% 4.5% 6.4% 6.4% 6.4% 7.1% 8.0% 7.6% 12.2% 10.0% 11.1% 35.7% 35.5% 31.5% 3Q18 2Q19 3Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 551 Credit Portfolio by Vintage Profile of credit portfolio by origination period: R$ billion § Older vintages with higher spreads are losing relevance compared to the most recent ones. § 61.2% of total origination was created in the past 12 months. 531 553 576 34.3% 34.8% 38.8% 4.5% 5.1% 4.5% 6.4% 6.4% 6.4% 7.1% 8.0% 7.6% 12.2% 10.0% 11.1% 35.7% 35.5% 31.5% 3Q18 2Q19 3Q19 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) Does not include financial guarantees provided. page 55

Loan Portfolio Mix Change 1 (%) Sep-19 Consolidated set/19 18.7 14.0 3.1 14.5 5.8 7.8 8.6 27.6 Se Se p p -1 -1 9 9 25.8 19.3 4.3 20.0 8.0 10.8 11.8 Sep-18 Sep-18 28.7 17.5 4.1 18.5 7.5 11.1 12.4 2 Brazil Sep-17 Sep-17 31.0 16.6 4.1 16.8 7.3 11.2 13.1 Sep-16 Sep-16 33.7 16.1 4.4 15.4 7.6 10.3 12.6 Sep-15 set/15 38.0 16.6 5.3 13.5 7.3 8.2 11.2 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 56Loan Portfolio Mix Change 1 (%) Sep-19 Consolidated set/19 18.7 14.0 3.1 14.5 5.8 7.8 8.6 27.6 Se Se p p -1 -1 9 9 25.8 19.3 4.3 20.0 8.0 10.8 11.8 Sep-18 Sep-18 28.7 17.5 4.1 18.5 7.5 11.1 12.4 2 Brazil Sep-17 Sep-17 31.0 16.6 4.1 16.8 7.3 11.2 13.1 Sep-16 Sep-16 33.7 16.1 4.4 15.4 7.6 10.3 12.6 Sep-15 set/15 38.0 16.6 5.3 13.5 7.3 8.2 11.2 Corporate Very Small, Small and Middle Market Vehicles Credit Card 3 Personal Loans Latin America Mortgage Loans Payroll Loans (1) Does not include financial guarantees provided; (2) Includes units abroad ex-Latin America; (3) Excludes Brazil. page 56

Financial Margin with Clients

Annualized Average Rate


Consolidated
9.9%
9.9%
9.9%
9.8%
9.8%
10.0%
10.0%
10.0%
7.1%
7.4%
7.6%
7.7%
7.6%
7.6%
7.5%
7.4%
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Brazil
12.0%
12.0%
12.2%
12.1%
11.8%
12.1%
12.2%
12.2%
8.9%
9.0%
9.5%
9.6%
9.2%
9.2%
9.2%
9.0%
7.5%
6.7%
6.4%
6.4%
6.4%
6.4%
6.4%
6.0%
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Financial Margin with Clients
Risk-adjusted Financial Margin with Clients
CDI (annualized quarterly rate)

Financial Margin with Clients Breakdown


R$ billion
+ 0.8 billion
+ 5.0%
16.9
(1.6)
15.3
0.3
0.5
(0.1)
0.1
(0.1)
16.1
1.5
17.6
2Q19
Working Capital and other 2Q19 1
Spread-Sensitive Operations 2Q19
Mix of products 2
Average Asset Portfolio and Liabilities Margin 3
Asset Spreads 4
Higher number of calendar days 5
Others 6
Spread-Sensitive Operations 3Q19
Working Capital and other 3Q19 1
3Q19

(1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (4) Spreads variation of assets with credit risk between periods in Brazil; (5) In Brazil; (6) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment.

Itaú Unibanco Holding S.A.
page 57

Financial Margin with the Market R$ billion 1.7 1.6 1.5 4.3 1.5 1.4 4.3 1.4 1.4 1.3 0.1 1.2 3.0 3.2 1.7 1.6 1.5 1.4 1.4 1.3 1.1 1.3 1.2 0.1 0.2 1.1 1.0 1.3 0.9 1.2 1.1 0.9 1.0 0.5 1.2 1.0 0.5 0.2 0.5 0.2 0.3 0.5 0.3 0.4 0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 9M18 9M19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 58Financial Margin with the Market R$ billion 1.7 1.6 1.5 4.3 1.5 1.4 4.3 1.4 1.4 1.3 0.1 1.2 3.0 3.2 1.7 1.6 1.5 1.4 1.4 1.3 1.1 1.3 1.2 0.1 0.2 1.1 1.0 1.3 0.9 1.2 1.1 0.9 1.0 0.5 1.2 1.0 0.5 0.2 0.5 0.2 0.3 0.5 0.3 0.4 0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 9M18 9M19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. page 58

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$ million 5.8% 5.0% 5.0% 4.7% 4.6% 4.4% 4.5% 4.1% 3.7% 3.6% 3.5% 3.4% 3.3% 3.2% 3.1% 3.0% 2.9% 7,824 6,337 5,997 6,366 6,169 5,823 5,392 772 4,948 4,483 4,111 4,282 4,271 383 399 396 4,922 412 757 4,407 432 4,206 2,728 598 3,904 3,796 1,362 701 1,546 554 621 514 1,295 1,825 638 1,070 568 1,410 489 619 514 423 248 532 168 393 4,621 4,461 4,395 4,302 4,323 4,210 4,021 3,932 3,996 3,732 3,688 3,726 3,550 3,534 3,482 3,236 3,165 -298 -354 -304 -371 -177 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit R$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 4.4% 4.2% 4.1% 3.7% 3.6% 3.1% 3.0% 3.0% 2.9% 2.7% 2.7% 2.5% 2.5% 2.4% 2.4% 2.1% 2.1% 7,211 6,335 6,352 5,582 5,281 5,075 5,135 4,474 4,495 4,257 4,044 3,990 3,788 3,804 3,601 3,415 3,263 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. page 59Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment R$ million 5.8% 5.0% 5.0% 4.7% 4.6% 4.4% 4.5% 4.1% 3.7% 3.6% 3.5% 3.4% 3.3% 3.2% 3.1% 3.0% 2.9% 7,824 6,337 5,997 6,366 6,169 5,823 5,392 772 4,948 4,483 4,111 4,282 4,271 383 399 396 4,922 412 757 4,407 432 4,206 2,728 598 3,904 3,796 1,362 701 1,546 554 621 514 1,295 1,825 638 1,070 568 1,410 489 619 514 423 248 532 168 393 4,621 4,461 4,395 4,302 4,323 4,210 4,021 3,932 3,996 3,732 3,688 3,726 3,550 3,534 3,482 3,236 3,165 -298 -354 -304 -371 -177 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Provision for Loan Losses / Loan Portfolio (*) - Annualized (*) Average balance of the loan portfolio, considering the last two quarters. Cost of Credit R$ million (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) 4.4% 4.2% 4.1% 3.7% 3.6% 3.1% 3.0% 3.0% 2.9% 2.7% 2.7% 2.5% 2.5% 2.4% 2.4% 2.1% 2.1% 7,211 6,335 6,352 5,582 5,281 5,075 5,135 4,474 4,495 4,257 4,044 3,990 3,788 3,804 3,601 3,415 3,263 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Cost of Credit Cost of Credit / Total Risk (*) - Annualized (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. Note: Includes the consolidation of Citibank as of 4Q17. page 59

Allowance for Loan Losses by Risk– Consolidated

R$ million

Allocation of Total Allowance by Type of Risk - Consolidated

	Overdue operations according to the Brazilian Central Bank	Renegotiations and overdue loans	Potential Loss	Total
Sep-19	11,213	10,123	13,141	34,477
Jun-19	10,666	9,514	12,910	33,091
Sep-18	10,160	10,418	14,919	35,496



Overdue operations according to the Brazilian Central Bank
10,160
10,666
11,213
1,341
1,015
7,804
1,212
1,168
8,286
1,326
1,074
8,813
Sep-18
Jun-19
Sep-19
Provision < 100%
567
315
34%
2,942
Fully Provisioned
759
759
66%
5,871
Renegotiations and overdue loans
10,418
9,514
10,123
1,302
4,222
4,894
1,241
3,254
5,019
1,258
3,714
5,151
Sep-18
Jun-19
Sep-19
Renegotiations
896
83%
4,046
3,479
Overdue
362
17%
235
1,105
Potential Loss
14,919
12,910
13,141
2,374
6,472
6,073
2,388
3,457
7,065
2,281
3,498
7,363
Sep-18
Jun-19
Sep-19
Retail - Brazil ¹
Wholesale - Brazil ¹
Latin America ²

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Itaú Unibanco Holding S.A.

page 60

Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.8 4.5 3.9 3.8 3.6 3.8 3.7 3.5 3.0 3.5 3.5 3.4 2.8 3.4 3.2 2.9 3.2 3.1 2.8 2.8 2.7 2.5 2.5 2.6 3.9 3.6 3.2 2.3 2.9 3.2 3.2 3.0 2.7 2.7 3.0 3.0 2.9 2.9 2.9 2.9 2.8 2.5 2.4 2.5 2.6 2.3 2.3 2.5 2.4 2.1 2.1 2.4 2.2 2.3 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.2 1.2 1.2 1.1 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.3 6.0 5.4 5.2 5.1 4.7 5.9 4.5 4.5 4.5 4.4 4.4 5.7 4.2 4.3 4.2 5.1 3.7 4.9 3.5 3.5 3.4 3.4 3.2 3.2 4.2 2.9 4.2 2.9 3.8 2.5 2.4 3.7 3.4 2.3 3.4 3.0 1.7 3.2 1.8 1.8 2.8 1.5 1.6 2.8 2.6 2.3 1.9 1.8 1.7 1.7 1.6 1.4 1.5 1.5 1.5 1.5 1.0 1.2 1.0 1.0 1.0 1.0 0.7 0.9 0.7 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 61Non Performing Loans Ratios 15 to 90-day NPL Ratio | Consolidated - % 90-day NPL Ratio| Consolidated (%) 4.8 4.5 3.9 3.8 3.6 3.8 3.7 3.5 3.0 3.5 3.5 3.4 2.8 3.4 3.2 2.9 3.2 3.1 2.8 2.8 2.7 2.5 2.5 2.6 3.9 3.6 3.2 2.3 2.9 3.2 3.2 3.0 2.7 2.7 3.0 3.0 2.9 2.9 2.9 2.9 2.8 2.5 2.4 2.5 2.6 2.3 2.3 2.5 2.4 2.1 2.1 2.4 2.2 2.3 1.5 1.5 1.4 1.4 1.4 1.4 1.4 1.3 1.2 1.2 1.2 1.1 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Total Brazil ¹ Latin America ² Total Brazil ¹ Latin America ² 15 to 90-day NPL Ratio | Brazil 1 - % 90-day NPL Ratio | Brazil 1(%) 6.3 6.0 5.4 5.2 5.1 4.7 5.9 4.5 4.5 4.5 4.4 4.4 5.7 4.2 4.3 4.2 5.1 3.7 4.9 3.5 3.5 3.4 3.4 3.2 3.2 4.2 2.9 4.2 2.9 3.8 2.5 2.4 3.7 3.4 2.3 3.4 3.0 1.7 3.2 1.8 1.8 2.8 1.5 1.6 2.8 2.6 2.3 1.9 1.8 1.7 1.7 1.6 1.4 1.5 1.5 1.5 1.5 1.0 1.2 1.0 1.0 1.0 1.0 0.7 0.9 0.7 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Sep-15 Jun-16 Sep-16 Jun-17 Sep-17 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Individuals Corporate Very Small, Small and Middle Market Companies Individuals Corporate Very Small, Small and Middle Market Companies Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. (1) Includes units abroad ex-Latin America. (2) Excludes Brazil. page 61

Coverage Ratio (90-day NPL)



Coverage Ratio and Expanded Coverage Ratio[1]
246%
245%
236%
248%
235%
221%
208%
208%
208%
100%
100%
96%
95%
92%
90%
88%
87%
86%
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Total
Total (Expanded)

[1] Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

(*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.



Coverage Ratio
639%
399%
487%
235%
227%
215%
168%
172%
169%
Sep-18
Jun-19
Sep-19
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

Itaú Unibanco Holding S.A.

page 62

NPL Creation R$ billion 5.3 5.1 5.0 5.0 4.7 4.4 4.4 4.4 3.8 4.3 3.9 3.6 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 0.7 0.9 0.5 0.5 0.5 0.4 0.1 0.7 0.5 0.4 0.4 0.4 0.2 0.3 -0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 63NPL Creation R$ billion 5.3 5.1 5.0 5.0 4.7 4.4 4.4 4.4 3.8 4.3 3.9 3.6 3.6 3.5 3.5 3.5 3.3 3.2 1.2 1.0 1.1 0.7 0.9 0.5 0.5 0.5 0.4 0.1 0.7 0.5 0.4 0.4 0.4 0.2 0.3 -0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Total Retail Banking - Brazil Whosale Banking - Brazil Latin America ex-Brazil page 63

Provision for Loan Losses and NPL Creation by Segment


Retail Banking - Brazil
R$ billion
89% 107% 99% 100% 104% 108% 113% 108% 104%
3.2 3.6 | 3.5 3.3 | 3.2 3.2 | 3.5 3.5 | 3.7 3.5 | 3.7 3.5 | 4.0 3.6 | 4.2 3.9 | 4.5 4.3
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Wholesale Banking - Brazil
R$ billion
230% 48% 34% -66% -29% -53% -26% -87% -119%
0.5 0.2 | 0.2 0.5 | 0.4 1.1 | 0.2 -0.3 | -0.3 1.0 | -0.4 0.7 | -0.3 1.2 | -0.4 0.4 | -0.2 0.1
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Latin America ex–Brazil
R$ billion
97% 128% 79% 114% 130% 133% 136% 138% 75%
0.5 0.5 | 0.7 0.5 | 0.6 0.7 | 0.6 0.5 | 0.5 0.4 | 0.4 0.3 | 0.5 0.4 | 0.6 0.4 | 0.6 0.9
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Total
R$ billion
98% 102% 82% 113% 79% 85% 83% 93% 93%
4.3 4.4 | 4.5 4.4 | 4.1 5.0 | 4.3 3.8 | 3.9 5.0 | 3.8 4.4 | 4.2 5.1 | 4.4 4.7 | 4.9 5.3
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Provision for Loan Losses
NPL Creation
Provision for Loan Losses / NPL Creation

Itaú Unibanco Holding S.A.
page 64

Loan Portfolio Evolution by Risk Level


Brazil [1]
Consolidated
Total Allowance for Loan Losses (R$ million)
30,480
28,249
29,613
35,496
33,091
34,477
Loan Portfolio by Risk Level
44.5%
42.9%
43.0%
44.0%
42.8%
44.6%
36.7%
38.1%
37.5%
33.6%
34.8%
32.4%
4.9%
6.0%
6.2%
9.1%
9.8%
9.8%
4.0%
4.4%
4.4%
4.8%
5.0%
5.5%
9.9%
8.7%
8.8%
8.4%
7.6%
7.7%
Sep-18
Jun-19
Sep-19
Sep-18
Jun-19
Sep-19
AA
A
B
C
D-H

(1) Includes units abroad ex-Latin America.
Note: Loan portfolio without financial guarantees provided. Total allowance includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
page 65

Renegotiated Loan Operations

Total Renegotiated Portfolio | Breakdown by Days Overdue


R$ billion
Brazil 1
24.5 24.4 25.5 25.2 25.7 25.2 25.4 24.7 26.0
26.4 26.4 27.6 27.5 27.9 27.3 27.6 26.9 28.4
1.9 2.0 2.0 2.3 2.2 2.1 2.3 2.3 2.5
1.9 1.9 1.9 1.8 1.8 1.8 1.8 1.3 2.0
7.8 7.7 8.4 8.5 8.7 8.2 8.0 7.3 7.6
5.9 5.9 5.9 5.2 5.1 4.8 4.9 4.9 5.2
1.3 1.3 1.2 1.2 1.3 1.4 1.4 1.4 1.3
7.6 7.7 8.2 8.5 8.8 9.0 9.2 9.8 9.9
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Days overdue: measured at the moment of renegotiation
Latin America 2
When Written-off as a Loss
When over 90 days overdue
When 31-90 days overdue
When up to 30 days overdue
When non-overdue

Allowance for Loan Losses for Renegotiated Loans Portfolio


R$ billion
40.2% 40.9% 40.3% 39.9% 40.8% 41.4% 41.4% 39.2% 39.5%
26.4 26.4 27.6 27.5 27.9 27.3 27.6 26.9 28.4
10.6 10.8 11.1 11.0 11.4 11.3 11.4 10.6 11.2
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Allowance for Loan Losses for Renegotiated Loans Portfolio
Renegotiated Loans Portfolio
Allowance for Loan Losses for Renegotiated Loans Portfolio/ Renegotiated Loans Portfolio

90-day NPL of Renegotiated Loans Portfolio


R$ billion
17.2% 16.5% 17.9% 15.0% 15.7% 16.8% 19.1% 17.5% 16.8%
4.6 4.4 4.9 4.1 4.4 4.6 5.3 4.7 4.8
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Total Renegotiated Loans Portfolio 90-day NPL
Total of Renegotiated Loans Portfolio 90-day NPL Ratio

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Itaú Unibanco Holding S.A.

page 66

Credit Quality | Individuals

Credit Cards Portfolio in Sep-19



9.9%
9.6%
80.5%
20.6%
9.7%
69.8%
Itaú Unibanco
Brazilian Financial System excluding Itaú Unibanco
Transactor[1]
Installment with Interest
Revolving Credit + Overdue Loans[2]

Loan-to-Value Vehicles and Mortgage | Vintages



57.2%
57.9%
58.5%
59.7%
58.1%
60.6%
Sep-18
Jun-19
Sep-19
Vehicles
Mortgage Loans

Composition of the Payroll Loans Portfolio in Sep-19



13%
8%
79%
Private Sector
Public Sector
INSS

Change in the Mix of the Individuals Portfolio in Brazil



Payroll Loans
Mortgage Loans
Vehicles
Personal Loans
Credit Card
9.0%
12.0%
34.1%
17.8%
27.0%
21.6%
19.6%
7.9%
14.6%
36.4%
Dec-12
Sep-19

(1) Includes installment without interest; (2) Includes nonperforming loans more than 1 day overdue.

Itaú Unibanco Holding S.A.

page 67

Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds 3 In R$ bilhões 3Q19 2Q19 D 3Q18 D 9M19 9M18 D Assets Under Administration Credit and Debit Cards 3.2 3 .2 0.1% 3 .4 -5.5% 9.7 10.0 -3.0% In R$ billions Card Issuance 2.3 2 .2 1.5% 2.2 2.7% 6.7 6.3 6.1% 20.8% Acquiring 0.9 1.0 -3.3% 1.2 -20.8% 3.0 3.7 -18.5% 1,290 Current Account Services 1.9 1.8 3.2% 1.8 3.1% 5 .6 5.5 1.7% 1,068 Open Platform 172 Asset Management ¹ 1.4 1.3 8.3% 1.1 28.7% 3.7 3.2 16.5% 114 50.7% Advisory Services and Brokerage 0 .7 0.6 14.1% 0.3 150.4% 1.7 1.0 65.3% 1,118 Credit Operations and Guarantees Provided 0.6 0 .7 -8.3% 0.6 0.1% 1.9 1.9 -1.9% 954 Traditional Collection Services 0.5 0.5 2.0% 0.5 5.6% 1.5 1.4 2.9% Other 0.3 0.3 6.2% 0.2 18.2% 0.8 0.8 4.0% 17.2% Latin America (ex-Brazil) 0 .7 0 .7 -2.8% 0 .7 -4.6% 2 .2 2.1 2.0% Sep-18 Sep-19 Commissions and Fees 9.3 9.1 2.2% 8.6 7.3% 27.0 25.9 4.1% Result from Insurance Operations ² 1.6 1.7 -6.0% 1.5 3.6% 4 .9 4.8 1.9% Total 10.8 1 0.7 1.0% 10.2 6.8% 31.8 30.7 3.8% Total Payment Volume (TPV) - Cards In R$ billions Issuer Acquiring Current Account Holders 15.3% 11.6% Annual increase in the number 9% of Individuals account holders. 379 346 329 310 9M18 9M19 9M18 9M19 (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil). pg. 68Banking Fee Revenues and Result from Insurance, Pension Plans and Premium Bonds 3 In R$ bilhões 3Q19 2Q19 D 3Q18 D 9M19 9M18 D Assets Under Administration Credit and Debit Cards 3.2 3 .2 0.1% 3 .4 -5.5% 9.7 10.0 -3.0% In R$ billions Card Issuance 2.3 2 .2 1.5% 2.2 2.7% 6.7 6.3 6.1% 20.8% Acquiring 0.9 1.0 -3.3% 1.2 -20.8% 3.0 3.7 -18.5% 1,290 Current Account Services 1.9 1.8 3.2% 1.8 3.1% 5 .6 5.5 1.7% 1,068 Open Platform 172 Asset Management ¹ 1.4 1.3 8.3% 1.1 28.7% 3.7 3.2 16.5% 114 50.7% Advisory Services and Brokerage 0 .7 0.6 14.1% 0.3 150.4% 1.7 1.0 65.3% 1,118 Credit Operations and Guarantees Provided 0.6 0 .7 -8.3% 0.6 0.1% 1.9 1.9 -1.9% 954 Traditional Collection Services 0.5 0.5 2.0% 0.5 5.6% 1.5 1.4 2.9% Other 0.3 0.3 6.2% 0.2 18.2% 0.8 0.8 4.0% 17.2% Latin America (ex-Brazil) 0 .7 0 .7 -2.8% 0 .7 -4.6% 2 .2 2.1 2.0% Sep-18 Sep-19 Commissions and Fees 9.3 9.1 2.2% 8.6 7.3% 27.0 25.9 4.1% Result from Insurance Operations ² 1.6 1.7 -6.0% 1.5 3.6% 4 .9 4.8 1.9% Total 10.8 1 0.7 1.0% 10.2 6.8% 31.8 30.7 3.8% Total Payment Volume (TPV) - Cards In R$ billions Issuer Acquiring Current Account Holders 15.3% 11.6% Annual increase in the number 9% of Individuals account holders. 379 346 329 310 9M18 9M19 9M18 9M19 (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil). pg. 68

Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 76,636 74,095 72,877 42,242 70,376 69,425 40,128 39,959 38,711 38,873 65,915 63,558 63,345 35,818 35,595 32,234 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,433 1,399 1,281 1,252 3Q19 x 3Q18 1,226 1,177 1,106 POS number 1.5 million 28.9% 964 932 Purchase volume R$ 118.9 billion 8.8% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 page 69Retail - Merchant Acquiring | REDE Debit Card Transaction Volume Credit Card Transaction Volume R$ million R$ million 81,136 46,057 76,636 74,095 72,877 42,242 70,376 69,425 40,128 39,959 38,711 38,873 65,915 63,558 63,345 35,818 35,595 32,234 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Service Revenues from Acquiring Numbers R$ million % growth 1,433 1,399 1,281 1,252 3Q19 x 3Q18 1,226 1,177 1,106 POS number 1.5 million 28.9% 964 932 Purchase volume R$ 118.9 billion 8.8% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 page 69

Insurance, Pension Plan and Premium Bonds D D D In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 Earned Premiums 1,105 1,075 2.9% 1,025 7.8% 3,232 3,011 7.4% Revenues from Pension Plan 57 117 -51.6% 70 -18.4% 231 350 -33.8% Revenues from Premium Bonds 113 107 5.7% 105 7.9% 322 336 -4.2% Managerial Financial Margin (41) (0) - 15 - 52 212 -75.5% Commissions and Fees 556 515 7.9% 518 7.2% 1,561 1,523 2.5% Earnings of Affiliates 129 164 -21.0% 126 3.1% 417 324 28.4% Revenues from Insurance, Pension Plan and 1,920 1,978 -3.0% 1,858 3.3% 5,815 5,756 1.0% Premium Bonds Retained Claims (338) (297) 13.9% (320) 5.9% (935) (934) 0.1% Insurance Selling Expenses (6) (6) 6.7% (18) -67.4% (23) (55) -57.6% Result from Insurance, Pension Plan and 1,575 1,675 -6.0% 1,521 3.6% 4,857 4,767 1.9% Premium Bonds Recurring Net Income 627 680 -7.8% 591 6.2% 1,968 1,910 3.0% Insurance Combined Ratio 64.7% 61.5% 320 bps 63.9% 80 bps 63.8% 63.5% 30 bps Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,675 1,645 1,607 1,602 1,590 1,575 1,521 1,487 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.6% 5.5% 5.3% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 70Insurance, Pension Plan and Premium Bonds D D D In R$ millions 3Q19 2Q19 3Q18 9M19 9M18 Earned Premiums 1,105 1,075 2.9% 1,025 7.8% 3,232 3,011 7.4% Revenues from Pension Plan 57 117 -51.6% 70 -18.4% 231 350 -33.8% Revenues from Premium Bonds 113 107 5.7% 105 7.9% 322 336 -4.2% Managerial Financial Margin (41) (0) - 15 - 52 212 -75.5% Commissions and Fees 556 515 7.9% 518 7.2% 1,561 1,523 2.5% Earnings of Affiliates 129 164 -21.0% 126 3.1% 417 324 28.4% Revenues from Insurance, Pension Plan and 1,920 1,978 -3.0% 1,858 3.3% 5,815 5,756 1.0% Premium Bonds Retained Claims (338) (297) 13.9% (320) 5.9% (935) (934) 0.1% Insurance Selling Expenses (6) (6) 6.7% (18) -67.4% (23) (55) -57.6% Result from Insurance, Pension Plan and 1,575 1,675 -6.0% 1,521 3.6% 4,857 4,767 1.9% Premium Bonds Recurring Net Income 627 680 -7.8% 591 6.2% 1,968 1,910 3.0% Insurance Combined Ratio 64.7% 61.5% 320 bps 63.9% 80 bps 63.8% 63.5% 30 bps Result from Insurance, Pension Plan and Premium Bonds R$ million 1,711 1,675 1,645 1,607 1,602 1,590 1,575 1,521 1,487 6.2% 5.9% 5.9% 5.8% 5.7% 5.6% 5.6% 5.5% 5.3% 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 1 Result from Insurance, Pension Plan and Premium Bonds Operations Result/Operating Revenues (1) Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. page 70

Insurance Operations

Earned Premiums Breakdown


R$ million
1,025
1,045
1,052
1,075
1,105
11.6%
9.2%
1.6%
15.7%
14.5%
47.3%
10.7%
9.7%
1.5%
16.2%
14.7%
47.2%
10.4%
9.5%
1.4%
16.7%
15.1%
46.8%
9.2%
9.6%
1.4%
17.3%
15.5%
47.0%
9.3%
9.4%
1.4%
17.6%
15.6%
46.7%
3Q18
4Q18
1Q19
2Q19
3Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Retained Claims Breakdown


R$ million
320
294
299
297
338
34.5%
2.4%
1.6%
10.0%
9.7%
41.9%
32.6%
5.6%
9.1%
13.2%
39.6%
29.2%
3.8%
1.4%
10.9%
13.4%
41.3%
26.1%
4.9%
0.8%
10.1%
14.2%
43.8%
24.5%
10.6%
13.2%
46.4%
3Q18
4Q18
1Q19
2Q19
3Q19
Life and Personal Accidents
Protected Card
Credit Life
Property risk
Mortgage
Other

Combined Ratio[1]


59.9%
59.4%
51.8%
51.2%
56.3%
61.1%
50.5%
57.6%
56.4%
59.2%
57.8%
55.4%
59.6%
68.2%
65.4%
59.2%
55.1%
64.2%
69.0%
60.4%
66.1%
63.9%
64.9%
65.1%
61.5%
64.7%
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Combined Ratio
Combined Ratio Ampliado

(1) The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.
page 71

Pension Plan Segment Technical Provisions Focus on Client Experience R$ billion 7 Reasons to Invest 208.9 204.8 200.4 Plan your retirement 196.6 1 190.0 Pay your future health expenses 2 Invest in your kids’ education 3 Plan your taxes expenses 4 3Q18 4Q18 1Q19 2Q19 3Q19 Improve your investment return 5 Technical Provisions by Product R$ billion Flexibility to change pension plan 6 7.3 Traditional Succession planning 7 43.5 Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? R$208.9 PGBL billion Years of salary accumulated Age 158.1 135 345 VGBL 655 965 3Q19 page 72Pension Plan Segment Technical Provisions Focus on Client Experience R$ billion 7 Reasons to Invest 208.9 204.8 200.4 Plan your retirement 196.6 1 190.0 Pay your future health expenses 2 Invest in your kids’ education 3 Plan your taxes expenses 4 3Q18 4Q18 1Q19 2Q19 3Q19 Improve your investment return 5 Technical Provisions by Product R$ billion Flexibility to change pension plan 6 7.3 Traditional Succession planning 7 43.5 Concept 1,3,6,9: How much do the client have to save to enjoy a peaceful retirement? R$208.9 PGBL billion Years of salary accumulated Age 158.1 135 345 VGBL 655 965 3Q19 page 72

Non-interest Expenses

In R$ billions	3Q19	2Q19	Δ	3Q18	Δ	9M19	9M18	Δ
Personnel Expenses	(5.6)	(5.5)	1.6%	(5.4)	4.2%	(16.5)	(15.7)	5.1%
Administrative Expenses	(4.2)	(4.2)	-1.5%	(4.2)	-0.1%	(12.5)	(12.2)	2.5%
Operating Expenses	(1.3)	(1.2)	10.3%	(1.3)	2.8%	(3.6)	(3.7)	-2.8%
Other Tax Expenses [1]	(0.1)	(0.1)	-11.7%	(0.1)	1.9%	(0.3)	(0.2)	10.0%
Latin America (ex-Brazil) [2]	(1.6)	(1.6)	-0.4%	(1.7)	-6.4%	(4.8)	(4.8)	0.0%
Total	(12.8)	(12.7)	1.0%	(12.6)	1.2%	(37.6)	(36.6)	2.8%

Voluntary Severance Program

~ 3.5 thousand employees adhered out of ~7 thousand eligible employees

Despesas não recorrentes de **R$2,4 bilhões antes de impostos**

Branches and Client Service Branches [3,4]



5,365
5,279
5,103
4,981
4,904
4,917
4,940
4,934
4,722
4,704
31
94
135
160
160
173
195
195
196
196
3,941
3,821
3,653
3,591
3,531
3,531
3,530
3,527
3,332
3,330
852
824
766
703
697
700
703
691
686
675
541
540
549
527
516
513
512
521
508
503
Dec-14
Dec-15
Dec-16
Dec-17
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Number of Employees [5]



100,631
97,865
94,779
99,332
99,914
100,756
100,335
99,661
98,446
96,764
13,681
13,672
13,260
13,223
13,193
13,101
12,968
12,908
12,738
12,694
758
712
648
572
577
585
566
549
547
534
86,192
83,481
80,871
85,537
86,144
87,070
86,801
86,204
85,161
83,536
Dec-14
Dec-15
Dec-16
Dec-17
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Brazil
Abroad (ex-Latin America)
Latin America

(1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation; (3) Includes IBBA representative offices abroad; (4) Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Uruguay, Panama and Paraguay; (5) For companies under our control, 100% of the total number of employees is considered. No employees are considered for companies not controlled by us.

Itaú Unibanco Holding S.A. page 73

Efficiency Ratio and Risk-Adjusted Efficiency Ratio


63.3
65.7
60.8
61.0
61.3
61.7
60.9
60.9
61.4
47.3
49.2
45.9
47.1
48.8
48.7
46.3
46.2
45.5
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
47.7
61.2
47.5
61.2
46.6
61.2
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Itaú Unibanco Holding S.A.

page 74

Balance Sheet – Assets and Liabilities

R$ million

Assets	3Q19	2Q19	Δ	3Q18	Δ
Current and Long-term Assets	**1,703,925**	**1,644,066**	**3.6%**	**1,578,127**	**8.0%**
Cash and Cash Equivalents	27,721	33,242	-16.6%	29,467	-5.9%
Short-term Interbank Investments	274,139	284,781	-3.7%	320,965	-14.6%
Securities and Derivative Financial Instruments	510,656	473,608	7.8%	428,260	19.2%
Interbank and Interbranch Accounts	131,052	134,741	-2.7%	125,987	4.0%
Loan, Lease and Other Loan Operations	576,020	552,909	4.2%	530,520	8.6%
(Allowance for Loan Losses)	(33,467)	(31,952)	4.7%	(34,227)	-2.2%
Other Assets	217,805	196,738	10.7%	177,155	22.9%
Permanent Assets	**34,414**	**34,312**	**0.3%**	**35,034**	**-1.8%**
Total Assets	**1,738,339**	**1,678,378**	**3.6%**	**1,613,162**	**7.8%**

Liabilities	3Q19	2Q19	Δ	3Q18	Δ
Current and Long-Term Liabilities	**1,597,176**	**1,537,520**	**3.9%**	**1,471,863**	**8.5%**
Deposits	490,838	463,259	6.0%	454,552	8.0%
Deposits Received under Securities Repurchase Agreements	296,503	316,543	-6.3%	314,575	-5.7%
Fund from Acceptances and Issue of Securities	130,883	125,336	4.4%	118,684	10.3%
Interbank and Interbranch Accounts	60,317	55,243	9.2%	49,129	22.8%
Borrowings and Onlendings	77,770	72,788	6.8%	67,258	15.6%
Derivative Financial Instruments	47,441	35,655	33.1%	31,827	49.1%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	216,060	211,905	2.0%	196,748	9.8%
Other Liabilities	277,364	256,790	8.0%	239,090	16.0%
Deferred Income	**2,632**	**2,606**	**1.0%**	**2,603**	**1.1%**
Minority Interest in Subsidiaries	**12,812**	**12,515**	**2.4%**	**13,661**	**-6.2%**
Stockholders' Equity	**125,719**	**125,737**	**0.0%**	**125,035**	**0.5%**
Total Liabilities and Equity	**1,738,339**	**1,678,378**	**3.6%**	**1,613,162**	**7.8%**

Itaú Unibanco Holding S.A.

page 75

Total Assets | Evolution and Breakdown

R$ billion



1,503.5
1,649.6
1,738.3
542.6
432.9
510.7
217.8
34.4
2017
2018
3Q19
31.2% Loans Portfolio [1]
24.9% Cash and Cash Equivalents, Interbank Investments and Interbank and Interbranch Accounts
29.4% Securities and Derivatives Financial Instruments
12.5% Other
2.0% Permanent Assets

Securities and Derivatives Breakdown



39.2%
31.0%
14.5%
7.3%
8.0%
Pension Plans Fund Quotas
Domestic Government Bonds
Corporate Securities
International Government Bonds
Derivatives

Loans Breakdown



27.6%
18.7%
14.0%
14.5%
7.8%
8.6%
5.8%
3.1%
Latin America
Corporate
SME's
Credit Cards
Mortgage
Payroll Loans to Individuals
Personal Loans
Vehicles

(1) Net of Allowance for Loan Losses.

Itaú Unibanco Holding S.A.

page 76

Total Liabilities | Evolution and Breakdown

R$ billion



1,503.5
1,649.6
1,738.3
582.8
335.5
237.4
216.1
185.5
125.7
55.5
2017
2018
3Q19

33.5% Deposits, Debentures and Funds from Bills and Structured Operations Certificates

19.3% Deposits Received under Securities, Repurchase Agreements and Fund from Acceptances and Issue of Securities [1]

13.7% Others [2]

12.4% Technical Provisions for Insurance, Pension Plans and Capitalization

10.7% Interbank and Interbranch Accounts, Borrowings and Onlendings and Derivative Financial Instruments

7.2% Stockholder´s Equity

3.2% Subordinated Debt [3]

Deposits Breakdown



0.3%
16.8%
28.5%
54.4%
Time deposits
Savings accounts
Demand deposits
Interbank and Other deposits

Deposits (Maturity Breakdown)



31.9%
4.8%
8.2%
55.0%
0-30
31-180
181-365
Over 365 days

(1) Does not include debentures, Funds from Bills and Structured Operations Certificates; (2) Includes Deferred Income, Minority Interest in Subsidiaries and Other Liabilities; (3) Considers perpetual subordinate notes since 2018.

Itaú Unibanco Holding S.A.

page 77

Funding

- Loan Portfolio mainly funded by **domestic client funding**
- **Diversified** funding base

In R$ millions, end of period	3Q19	2Q19	Δ	3Q18	Δ
Demand Deposits	82,245	73,352	12.1%	74,817	9.9%
Savings Deposits	140,122	137,568	1.9%	132,374	5.9%
Time Deposits	267,029	250,521	6.6%	244,247	9.3%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	6,492	10,426	-37.7%	29,472	-78.0%
Funds from Bills [1] and Structured Operations Certificates	85,440	78,824	8.4%	74,358	14.9%
Funding from Clients (A)	**581,328**	**550,691**	**5.6%**	**555,267**	**4.7%**
Onlending	13,246	14,615	-9.4%	19,017	-30.3%
Borrowings	64,524	58,174	10.9%	48,240	33.8%
Funds from Acceptance and Issuance of Securities	45,443	46,513	-2.3%	44,327	2.5%
Other [2]	32,209	29,463	9.3%	30,087	7.1%
Gross Funds raised	**736,750**	**699,455**	**5.3%**	**696,938**	**5.7%**
Portfolio Managed and Investment Fund (B)	1,144,597	1,045,172	9.5%	979,333	16.9%
Open Platform (C)	187,134	169,536	10.4%	125,397	49.2%
Investment Fund	172,037	155,111	10.9%	114,153	50.7%
Other [3]	15,097	14,425	4.7%	11,243	34.3%
Total Funds na Assets Under Administration	**2,068,481**	**1,914,163**	**8.1%**	**1,801,668**	**14.8%**
Funds from Clients (A) + (B) + (C)	**1,913,058**	**1,765,399**	**8.4%**	**1,659,997**	**15.2%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

Itaú Unibanco Holding S.A.

page 78

Funding

Ratio between Loan Portfolio and Funding



90.8%
91.1%
91.7%
94.6%
91.8%
96.4%
96.0%
96.9%
93.3%
73.9%
74.4%
74.5%
77.8%
76.1%
77.5%
78.6%
79.0%
78.2%
633 515 468
664 542 494
665 540 495
667 548 519
697 578 531
687 553 532
691 566 544
699 571 553
737 618 576
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Gross Funds raised
Funds raised Net from Reserve Required by Brazilian Central Bank and Cash
Loan Portfolio
Loan Portfolio / Funds raised Net from Reserve Required By Brazilian Central Bank and Cash
Loan Portfolio / Gross Funds raised

% Funding (Maturity Breakdown)



181-365
Over 365
31-180
7.8%
8.4%
33.2%
50.6%
0-30

Itaú Unibanco Holding S.A.

pg. 79

Capital Ratios (BIS) | Prudential Conglomerate [1]

In R$ millions, end of period	3Q19	2Q19
Core Capital	**113,235**	**115,498**
Tier I (Core Capital + Additional Capital)	**124,856**	**126,373**
Referential Equity (Tier I and Tier II)	**136,755**	**138,267**
Total Risk-weighted Exposure (RWA)	**887,513**	**847,001**
Credit Risk-weighted Assets (RWA_{CPAD})	759,358	724,300
Operational Risk-weighted Assets (RWA_{OPAD})	81,568	81,341
Market Risk-weighted Assets (RWA_{MINT})	46,587	41,360
Core Capital Ratio	**12.8%**	**13.6%**
Tier I Ratio	**14.1%**	**14.9%**
BIS (Referential Equity / Total Risk-weighted Exposure)	**15.4%**	**16.3%**

(1) Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Itaú Unibanco Holding S.A.

page 80

Capital Ratios Full aplication of Basel III rules│ September 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.1% 0.7% -0.7% -0.2% -0.6% 1.3% 1.3% 13.6% 12.8% Tier I 3Q19 n et income and Additional dividends and IOC Prudential Adjustments RWA Tier I Jun-19 other equity changes Sep-19 Common Equity Tier I (CET I) Additional Tier I (AT1) page 81Capital Ratios Full aplication of Basel III rules│ September 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.1% 0.7% -0.7% -0.2% -0.6% 1.3% 1.3% 13.6% 12.8% Tier I 3Q19 n et income and Additional dividends and IOC Prudential Adjustments RWA Tier I Jun-19 other equity changes Sep-19 Common Equity Tier I (CET I) Additional Tier I (AT1) page 81

Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 82Capital Requirement under the Basel Committee, BACEN and ITUB Target ITUB Target Minimum Capital Required Basel II Basel III 15.0% 1.5% 1.5% 11.5% 11.0% 2.0% 8.0% If total capital falls 1.5% Subordinated 5.5% below 11.5%, debt (TII) restrictions will T1= 13.5% 12.0% Stockholders`equity start to be applied 4.0% (CET1) to the distribution 8.0% T1= 9.5% of dividends and Perpetual bonus 5.5% Bonds (AT1) T1= CET1 + AT1 4.0% 2004 2004 2019 (Basel) (BACEN) 0% 0% 100% 100% Deductions Notes: - BACEN requirements do not include the countercyclical capital buffer of 2.5% page 82

Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: Total Payout simulation Maintain the practice of paying dividends to keep Tier I Capital at 13.5% under different return and growth scenarios, assuming no acquisitions or change in and interest on own capital at 35% of net capital requirements income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of The percentage to be distributed may change every year based on the company’s profitability and capital capital use and changes in tax legislation. demands, always considering the minimum set forth in the Bylaws. Payout and Shares Buyback Dividend Yield 1 Dividends and IOC 2 89.2% 10 0.0% 22.9 In R$ billions 83.0% 2.0% 80 .0% 12.4% 49.3% 60 .0% Paid Shares Buyback 7.5% 22.4 4.3% 40 .0% 87.2% 70.6% Payout in 2018 20 .0% 45.0% Shares Buyback 0.5 0.0% 2016 2017 2018 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 83Payout Practice In order to manage capital efficiently, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to: Total Payout simulation Maintain the practice of paying dividends to keep Tier I Capital at 13.5% under different return and growth scenarios, assuming no acquisitions or change in and interest on own capital at 35% of net capital requirements income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of The percentage to be distributed may change every year based on the company’s profitability and capital capital use and changes in tax legislation. demands, always considering the minimum set forth in the Bylaws. Payout and Shares Buyback Dividend Yield 1 Dividends and IOC 2 89.2% 10 0.0% 22.9 In R$ billions 83.0% 2.0% 80 .0% 12.4% 49.3% 60 ..0% Paid Shares Buyback 7.5% 22.4 4.3% 40 .0% 87.2% 70.6% Payout in 2018 20 .0% 45.0% Shares Buyback 0.5 0.0% 2016 2017 2018 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. page 83

Ratings

FitchRatings

International						National	
Viability	Support	Local Currency		Foreign Currency			
		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
bb	4	BB	B	BB	B	AAA (bra)	F1+ (bra)

Moody's

International				National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) Ba3	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard &Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

Itaú Unibanco Holding S.A.

page 84

Digital Transformation 5Digital Transformation 5

Digital Strategy | Customer needs Does not want to waste time in traffic MOBILITY Wants access to Customers nice and easy LEISURE entertainment expectations have changed. Needs to communicate with his/her network They demand high-quality COMMUNICATION anytime, anywhere experiences rather than just products and services. Seeks to have new experiences and convenience TRAVEL while traveling FULL SERVICE CONSUMING MUSIC Seeks intelligent and integrated solutions Wants as many product Wants to listen to (super apps) to make options as possible to their favorite albuns everyday life easier choose from when anytime, anywhere necessary page 86Digital Strategy | Customer needs Does not want to waste time in traffic MOBILITY Wants access to Customers nice and easy LEISURE entertainment expectations have changed. Needs to communicate with his/her network They demand high-quality COMMUNICATION anytime, anywhere experiences rather than just products and services. Seeks to have new experiences and convenience TRAVEL while traveling FULL SERVICE CONSUMING MUSIC Seeks intelligent and integrated solutions Wants as many product Wants to listen to (super apps) to make options as possible to their favorite albuns everyday life easier choose from when anytime, anywhere necessary page 86

Digital Strategy | Customer ownership is the new rule Continuously listen to Respect customer customers and follow up privacy to get their feedback Motivate employees Act proactively to to stay engaged anticipate needs Build customer empathy Adapt to customer demands into processes and policies and circumstances in real time Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do page 87Digital Strategy | Customer ownership is the new rule Continuously listen to Respect customer customers and follow up privacy to get their feedback Motivate employees Act proactively to to stay engaged anticipate needs Build customer empathy Adapt to customer demands into processes and policies and circumstances in real time Act systematically to improve customer experience What really matters is to have the customer in the center of everything we do page 87

Digital Strategy | How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution” page 88Digital Strategy | How to achieve customer ownership? Innovators Incumbents X Challenge: change Challenge: scale “Incumbents must find innovation before innovators find distribution” page 88

Digital Strategy | What is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to continuously transform Lots of data Large customer base + speed to extend our digital offer value proposition addressing A full range of products and services deep knowledge of customer real customer needs page 89Digital Strategy | What is Itaú Unibanco doing to achieve customer ownership? Bulding digital capabilities on top of major strenghts. Leverage Develop + The capability to continuously transform Lots of data Large customer base + speed to extend our digital offer value proposition addressing A full range of products and services deep knowledge of customer real customer needs page 89

Speed to extend our digital offer (10x) + speed to extend our digital offer 10x 2x Methodologies CI/CD Processes Business + tech Test automation integration Delivery Technologies using AI (digital channels) Cloud Communities Legacy modernization Business + tech Agile and Analytics Cubo integration (all design Ops (innovation Delivery Communities) thinking ecosystem) 2010 2018 page 90Speed to extend our digital offer (10x) + speed to extend our digital offer 10x 2x Methodologies CI/CD Processes Business + tech Test automation integration Delivery Technologies using AI (digital channels) Cloud Communities Legacy modernization Business + tech Agile and Analytics Cubo integration (all design Ops (innovation Delivery Communities) thinking ecosystem) 2010 2018 page 90

Working model | Digital-oriented organization

+ speed to extend our digital offer

Customer centricity means managing the organization in a new way.

	TRADITIONAL	MODERN
	Project management and execution	**Continuous evolution of our digital solutions**
		BUSINESS + TECHNOLOGY  PLATFORMS IN CONTINUOUS EVOLUTION
Team organization	People move with each new project	Stable teams working in collaboration
Value capture	Months/years	Weeks
Customer involvement	After solution is reached	Constant iterations and continuous feedback
Working method	Waterfall	Agile, lean and design thinking

DELIVERY COMMUNITIES

Moving from command and control to autonomy


Technology
User Experience
Product
Business obj. 1
Business obj. 2
Business obj. 3
Business obj. 4
Data science
Operations

Delivery communities are ruled by agile and lean principles.

Itaú Unibanco Holding S.A.
page 91

Technology platform | Legacy modernization + speed to extend our digital offer Microservices advantages: • Scalability and flexibility Benefits of • More frequent deliveries • Availability modernization • Time-to-money reduction • Cost and lock-in reduction Batch processing architecture Event-driven • Digital, customer-centric technology ONLINE BATCH SYSTEMS • Operational risk reduction Managerial SYSTEMS Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to speed up • Credit card Receivables the delivery of news solutions • Current account (products and services) Data Lake Data Lake page 92Technology platform | Legacy modernization + speed to extend our digital offer Microservices advantages: • Scalability and flexibility Benefits of • More frequent deliveries • Availability modernization • Time-to-money reduction • Cost and lock-in reduction Batch processing architecture Event-driven • Digital, customer-centric technology ONLINE BATCH SYSTEMS • Operational risk reduction Managerial SYSTEMS Managerial • Enabling open banking Accounting Accounting We are also employing • Payments Receivables external platforms to speed up • Credit card Receivables the delivery of news solutions • Current account (products and services) Data Lake Data Lake page 92

Technology platform | Cloud + speed to extend our digital offer Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 50% of financial benefit 70% of projects Cloud computing expected to be used in the have cloud solutions. projects main interfaces with customers. At least one used cloud solutions. Multi-cloud in at least 3 providers. public cloud provider used. Access to tools that add value for customers page 93Technology platform | Cloud + speed to extend our digital offer Technology tools that support our working model. Cloud Why is cloud computing important to us? more 8x • Time-to-money reduction solutions • Application modernization in cloud • Cost efficiency • Operational risk reduction 2017 2018 • Access to public cloud tools 2018 2019 Until 2021 50% of financial benefit 70% of projects Cloud computing expected to be used in the have cloud solutions. projects main interfaces with customers. At least one used cloud solutions. Multi-cloud in at least 3 providers. public cloud provider used. Access to tools that add value for customers page 93

Technology platform | DevOps and SRE

+ speed to extend our digital offer

Accelerate integration, continuous deployment and software delivery.

DevOps and SRE


DevOps
Incorporate practices to shorten the development life cycle while delivering features, fixes and updates
Developers
IT Operations
SRE


Waterfall
Design
Code
Test
Deploy
CI/CD
Waterfall
Agile
Design
Code
Test
Code
Test
Code
Test
Deploy
CI/CD
Agile
DevOps
Design
CI/CD
DevSecOps

Itaú Unibanco Holding S.A.
page 94

CUBO | Innovation ecosystem

+ speed to extend our digital offer

Cubo is the **largest hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

215,000+ ft²

2,000 people/day

24 sponsors

1,100 residents (120 startups)

400 startups members

70+ projects between the bank and Cubo startups

13 floors + rooftop







4 events/day
1,000 events/year

Founders: Itaú, Redpoint eventures

Business verticals: Industry | Retail | Health | Education | Fintech

Partnerships: Renault, brMalls, dasa, kroton, cisco, CI&T, Schneider Electric, accenture digital, Sapore + others

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

Itaú Unibanco Holding S.A.

page 95

Technology platform | Data analytics and AI

deep knowledge of customer

Understand customers and leverage the business.

Generated value

Value capture with **AI** and **analytics** has been increasing


(base 100)
100
270
375
2017
2018
2019

Average ROI **1500%**

Training and capacity building

Human capital training and knowledge dissemination

Number of data scientists at Itaú Unibanco:


+548%
+16%
33
214
~250
2017
2018
2019

Itaú Analytics Training Program:

- 7 months long
- 400h training

Partnerships:

Stanford University · MIT Massachusetts Institute of Technology · USP

Analytics Ops

Efficient strategy for model deployment


7x faster
4x faster
2017
2018
2019



VIRTUAL ASSISTANT
Artificial intelligence algorithm is retrained every week

Itaú Unibanco Holding S.A.

page 96

Technology platform | Open banking deep knowledge of customer More data about our customers. PHASE 1 PHASE 2 PHASE 3 PHASE 4 2022 2020 2021 CURRENT ACCOUNT INFORMATION PAYMENT PRODUCT INFORMATION CUSTOMER DATA CREDIT INFORMATION Location of points of service, Name, parents’ names, Data related to deposit accounts, Payment initiation, cash product features, contract terms address etc. credit transactions, other products transfers, payments for and conditions, financial costs etc. and services contracted by customers products and services etc. etc. Great opportunity for customer ownership. page 97Technology platform | Open banking deep knowledge of customer More data about our customers. PHASE 1 PHASE 2 PHASE 3 PHASE 4 2022 2020 2021 CURRENT ACCOUNT INFORMATION PAYMENT PRODUCT INFORMATION CUSTOMER DATA CREDIT INFORMATION Location of points of service, Name, parents’ names, Data related to deposit accounts, Payment initiation, cash product features, contract terms address etc. credit transactions, other products transfers, payments for and conditions, financial costs etc. and services contracted by customers products and services etc. etc. Great opportunity for customer ownership. page 97

Human capital | Iniciatives

deep knowledge of customer

Performance based on cooperation
Evaluation combines collective indicators and individual efforts





New ways to attract talent



Hackathons pre-select new employees

+ 5,000 people (2018)



Data scientist
Analytics Education Program


VOU COMO SOU

Dress code flexibility
Valuing and respecting people's unique personalities



Delivery Communities

+ 7,000 people



29 Communities



New technology building
Redesigned spaces to encourage cooperation, creativity and productivity

Itaú Unibanco Holding S.A.

page 98

Digital Strategy | Our initiatives are reflected in numbers Significant improvement in indicators: Lead time Regulatory environment More value Attended more regulatory Reduced delivery time for Highest return on financial requirements using technology technology solutions benefit projects (Base 100) (Base 100) (Base 100) -48% +122% +161% +95% +97% -22% -33% 261 222 +34% +12% 100 78 134 52 112 100 100 2016 2017 2018 2016 2017 2018 2016 2017 2018 page 99Digital Strategy | Our initiatives are reflected in numbers Significant improvement in indicators: Lead time Regulatory environment More value Attended more regulatory Reduced delivery time for Highest return on financial requirements using technology technology solutions benefit projects (Base 100) (Base 100) (Base 100) -48% +122% +161% +95% +97% -22% -33% 261 222 +34% +12% 100 78 134 52 112 100 100 2016 2017 2018 2016 2017 2018 2016 2017 2018 page 99

Digital experience | Itaú Unibanco customers are increasingly going digital

Use of Digital Channels [1]



Individuals (in millions)
9.4
10.7
12.2
Sep-17
Sep-18
Sep-19
Companies (in millions)
1.0
1.1
1.2
Sep-17
Sep-18
Sep-19

% of transactions through digital channels

	9M17	9M19
Credit[2]	17%	20%
Investments[2]	37%	47%
Payments[2]	67%	80%
Transfers[3]	89%	95%

New Individuals accounts (in thousands)



Brick and Mortar Branc
Itaú
Abreconta App
1,010
1,108
1,088
53
165
276
3Q17
3Q18
3Q19
Aplicativo Abreconta
Agências Físicas

% digital operations on the Retail Operating Revenues



29%
32%
71%
68%
9M17
9M19
Digital
Brances
Brick and Mortar
Brances

Efficiency Ratio of branches in 9M19

27% Digital

67% Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment.

Itaú Unibanco Holding S.A.

pg. 100

Digital Strategy | Continuous updates for a better experience APP PERSONNALITÉ 4.7 4.4 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone + 11 MM individual clients using 4.5 4.7 4.7 4.7 digital channels + 50 new features on the mobile 1st bank channel offering a leaner smartphone app 4.5 4.7 4.5 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 4.5 3.6 4.4 4.6 3,8 4,4 Updated in Sep/2019 page 101Digital Strategy | Continuous updates for a better experience APP PERSONNALITÉ 4.7 4.4 1st bank APP ITAÚ (INDIVIDUALS) offering bank account opening by mobile phone + 11 MM individual clients using 4.5 4.7 4.7 4.7 digital channels + 50 new features on the mobile 1st bank channel offering a leaner smartphone app 4.5 4.7 4.5 Average: 2 updates a month per app Card receivables APP ITAÚ EMPRESAS control by phone 4.5 3.6 4.4 4.6 3,8 4,4 Updated in Sep/2019 page 101

Digital Strategy | Efficiency focus, while continuously investing in technology Technology investments 160 130 17% 122 100 Inflation (IPCA) accumulated in 111 the period 106 100 101 70.1 64.2 61.2 60.7 47.6 46.4 46.3 45.3 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) page 102Digital Strategy | Efficiency focus, while continuously investing in technology Technology investments 160 130 17% 122 100 Inflation (IPCA) accumulated in 111 the period 106 100 101 70.1 64.2 61.2 60.7 47.6 46.4 46.3 45.3 2016 2017 2018 2019 (E) Efficiency Ratio (%) Risk-Adjusted Efficiency Ratio (%) Non-interest Expenses (Base 100) Technology investments (Base 100) page 102

Digital Strategy | Personalized investment offer


INVESTIMENTO
36
THE BEST OF A BANK AND A BROKER IN THE SAME PLACE

A customized selection of investment products by Itaú or other companies.

+ **knowledge** and **understanding** of customer.

Transparent recommendations, respecting investor profile and goals.

Main products and services

- Funds
- Stocks
- Tesouro Direto
- Savings
- Retirement
- CDB and fixed income

Itaú Unibanco Holding S.A.

page 103

Digital Strategy | Insurance open platform

Expansion of insurance portfolio with complementary products offered by partner insurance companies.

2017		2018
07	categories	11
02	insurers	09
05	channels	07
29	products	39

Itaú, Porto Seguro + Amil, Prudential, Chubb, MetLife, Icatu, tempo, Assurant


Auto
Healthcare
Life
Smartphone protection
Dental
Credit Life Insurance/ Guarantee Insurance
Residential / Corporate
Capitalization
Card protection
Assistance
Travel

Benefits:

- **Multi-channel distribution** focused on fee business
- **Specialized** salesforce
- **Post-sale excellence**
- Easy **access** and **convenience** for customers

Itaú Unibanco Holding S.A.

page 104

Digital Strategy | iti Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • Access to 800.000 Rede merchants • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers • Zero fee offer (freemium) page 105Digital Strategy | iti Iti is a multi-purpose platform that allows clients and non-clients to pay, buy, transfer and receive money instantaneously peer-to-peer or through a QR code. Individuals • Access to 800.000 Rede merchants • No minimum income or bank account requirements • Pay, buy, transfer and receive money easily and instantly, using just a smartphone • Virtual wallet: credit cards (of any bank) to make payments • Discounts and benefits in partner retailers • Zero fee offer (freemium) page 105

Itaú Unibanco in Capital Markets 6Itaú Unibanco in Capital Markets 6

Non-voting Shares Appreciation | ITUB4 Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to September 30, 2019 594 363 282 281 197 100 ITUB4 ‐ Without dividend reinvestiment ITUB4 ‐ With dividend reinvestiment IBOVESPA Index Dolar CDI Source: Economatica. page 107Non-voting Shares Appreciation | ITUB4 Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to September 30, 2019 594 363 282 281 197 100 ITUB4 ‐ Without dividend reinvestiment ITUB4 ‐ With dividend reinvestiment IBOVESPA Index Dolar CDI Source: Economatica. page 107

Non-voting Shares Appreciation | ITUB4 Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to September 30, 2019 594 518 363 291 100 ITUB4 ‐ WITHOUT dividend reinvestiment Bank basket WITHOUT dividend reinvestiment¹ ITUB4 ‐ WITH dividend reinvestiment Bank basket WITH dividend reinvestiment¹ Source: Economatica. (1) Simple average of the three largest Brazilian banks ex Itaú Unibanco. page 108Non-voting Shares Appreciation | ITUB4 Evolution of R$100 invested on the day before the announcement of the merger (October 31, 2008) to September 30, 2019 594 518 363 291 100 ITUB4 ‐ WITHOUT dividend reinvestiment Bank basket WITHOUT dividend reinvestiment¹ ITUB4 ‐ WITH dividend reinvestiment Bank basket WITH dividend reinvestiment¹ Source: Economatica. (1) Simple average of the three largest Brazilian banks ex Itaú Unibanco. page 108

Sustainability 7Sustainability 7

Sustainability Timeline


First cell for analysis of environmental and social risks
2000
Sustainability Governance (executive level)
2005
Sustainability Committee (officers level)
2007
Itaú Unibanco Merger
2008
Sustainable performance in corporate vision
2010
Creation of operating committees
2013
Central Bank Regulation
2014
Sustainability at the board of directors' Strategy Committee
2016
Superior Ethics and Sustainability Committee
2017
Revision of the sustainability strategy
2018
Definition of our Sustainable Financial Drivers
2019
Launch of the 8 Positive Impact Commitments
UNEP-FI Principles for Responsible Banking Signature

Itaú Unibanco Holding S.A.

page 110

Corporate Sustainability Governance


Board level
Definition and monitoring of the sustainability strategy
Board of Directors
Members of the Board of Directors
Strategy Committee
Members of the Board of Directors
Executive level
Integration of challenges and trends into businesses
Superior Ethics and Sustainability Committee
Members of the Executive Committee
Officers level
Decision on and prioritization of projects
Sustainability Committee
Members: Officers of areas involved in the sustainability agenda and Positive Impact agenda
Operating level
Management of projects by specific topics
Working Groups
Members: Executives of areas involved in sustainability projects
Reporting
Internal Management Ecoefficiency
Responsible Investment
integrity and ethics
Diversity
Foundations and Institute
Environmental and Social Risk Comittee
Impact Squad
Climate Finance Squad

Itaú Unibanco Holding S.A.
page 111

Positive Impact Commitments 1 Ethics in Relations and Promote the creation of a righteous and ethical financial ecosystem, aligned with the sustainable development agenda. Business 2 Improve the employee’s experience and promote a diverse, inclusive, healthy, and purposeful Inclusive Management Condut and workplace. way of acting 3 Improve the environmental performance of our operations and promote sustainable practices in our Responsible Management supplier chain. 4 Financing Positive Impact Increase our financing and services in positive Impact sectors. Sectors 5 Increase the integration of environmental, social and governance aspects in the investment Responsible Investment decisions and expand our products and services portfolio for a positive impact economy. Business 6 Inclusion and Increase the financial inclusion of micro and small entrepreneurs through products and services, and improve the financial management of their businesses (companies view). Entrepreneurship 7 Expand the access to financial services and offer tools and contents that support healthier and Financial Citizenship appropriate financial decisions (individuals view). 8 Transparency in Reporting Reinforce the transparency of business beyond the financial results, stating value for our Accountability stakeholders, in a righteously way and aligned with the best market practices. and Communication pg. 112Positive Impact Commitments 1 Ethics in Relations and Promote the creation of a righteous and ethical financial ecosystem, aligned with the sustainable development agenda. Business 2 Improve the employee’s experience and promote a diverse, inclusive, healthy, and purposeful Inclusive Management Condut and workplace. way of acting 3 Improve the environmental performance of our operations and promote sustainable practices in our Responsible Management supplier chain. 4 Financing Positive Impact Increase our financing and services in positive Impact sectors. Sectors 5 Increase the integration of environmental, social and governance aspects in the investment Responsible Investment decisions and expand our products and services portfolio for a positive impact economy. Business 6 Inclusion and Increase the financial inclusion of micro and small entrepreneurs through products and services, and improve the financial management of their businesses (companies view). Entrepreneurship 7 Expand the access to financial services and offer tools and contents that support healthier and Financial Citizenship appropriate financial decisions (individuals view). 8 Transparency in Reporting Reinforce the transparency of business beyond the financial results, stating value for our Accountability stakeholders, in a righteously way and aligned with the best market practices. and Communication pg. 112

Sustainable Development Goals (SDG)

The SDGs are the main current drivers for sustainability issues. With them we understand the way that must be followed to overcome the challenges of society, accompanying it's dynamics.

They bring a perspective of risk and opportunity management by encouraging the strengthening of global collaboration to generate positive environmental, social and economic impacts and mitigate negative ones.

The SDG Compass is an organization that provides guidance for companies on how they can align their strategies to contribute to the realization of the SDGs.

Priority ODS identification history

2017

Crossing our initiatives and business with impacted ODS

Impacted SDGs through businesses and initiatives

2018

Identification of ODS and targets that we have potential impact

Potential SDGs that can be significantly affected, related to the materiality of the Sustainable Finance Drivers (SFD)

2019

Definition of priority ODS connected to business

Priority SDGs defined with the Executive functions through the Positive Impact Commitments

Itaú Unibanco Holding S.A.

page 113

Itaú

Positive Impact Commitments – Priority SDGs

PRIORITIES FOR ITAÚ UNIBANCO
SUSTAINABLE DEVELOPMENT
GOALS

- 1 No poverty
- 5 Gender Equality
- 7 Affordable and clean energy
- 8 Decent work and economic growth
- 9 Industry, innovation and infrastructure
- 10 Reduced inequalities
- 11 Sustainable cities and communities
- 12 Responsible consumption and production
- 13 Climate action
- 16 Peace, Justice and Strong institutions

Commitments which guide how to be accountable

Commitments that create positive impact through business

Commitments that are the basis of our conduct and way of acting



Transparency in Reporting and Communication
12 16
Responsible Investment
Given the format of our commitment, there is a wide possibility that we will impact the SDGs.
Financial Citizenship
1 8 10
Inclusion and Entrepreneurship
5 8 9 10
Financing Positive Impact Sectors
7 8 9 11 12 13
Ethics in Relations and Business
16
Inclusive Management
5 8 10
Responsible Management
7 10 12 13

Itaú Unibanco Holding S.A.

pg. 114

Ethics in Relations and Business

Our business is based on ethical principles, which reflects the transparency, respect and honesty present in our relationship with stakeholders.

Integrity and Ethics Program

Integrity and Ethics Program consists of the set of guidelines and processes that aims to ensure compliance with the Code of Ethics and the principles and values of our conglomerate. The Corporate Integrity and Ethics Program is composed of the following dimensions:

- Commitment of senior management
- Management of policies and procedures
- Communication and training actions
- Continuous monitoring of indicators and processes
- Channels of doubts and manifestations

Adherence to the termination of integrity policies (%)

2016	2017	2018	Target 2019
98%	93%	98%	95%

In 2017, we were publicly recognized by the Ministry of Transparency and the Office of the Comptroller General of the Union (CGU), in partnership with the Ethos Institute, for the last edition of the 2017 Company Pro-Ethics list. (From 2018, this recognition will every two years)

Training programs

The Integrity and Ethics Education Program brought together the program's most important trainings in distance education sessions. They are applied to all employees and the trainings are renewed every two years. In 2018, these trainings were restructured and launched in three phases.

- 1st phase: Ethics, Prevention of Corruption and Relationship with customers and users
- 2nd phase: Prevention of Money Laundering and Sustainability
- 3rd phase: Compliance, Information Security; Supplier Relationship and Health and Safety at work

Information is what supports the entire banking operation. Therefore, we have the commitment to protect corporate information and ensure the privacy of clients in all transactions.

Information Security Corporate Policy

To ensure compliance with the principles and guidelines relating to the protection of the information and intellectual property of the organization, clients and the general public.

Cyber Security

We use cutting-edge technology to protect our network and data, as well as other barriers, such as restricted access to our servers, facilities and virtual environments, through the use of firewalls, protection by password and encryption.

NBR ISO/IEC 27001 Certification

A Brazilian standard developed to ensure the protection and privacy of information provided by customers and other sources.

General Law on Data Protection (LGPD)

With the focus on compliance with legal requirements, a working group was set up, composed of members from different areas of the bank who are studying all the items dealt with in the legislation and raising points for improvement in the institution's current processes.

Among the actions, we mention:

- Training to disseminate knowledge of data privacy;
- Adequacy of the policies on Data Governance;
- Promotion of the concept of Privacy by design in the creation of products and services.

Inclusive Management | Management Cycle

Attraction and Selection

Special Talent Programs

Internship: 2,393 people recruited in 2018 (between 2016 and 2018 68% of the interns were hired, and 95% of those are still working with us.

Trainee: 132 trainees recruited in 2018 (Retention rate: 98%).

Turnover

General Turnover		
2016	2017	2018
10%	9%	10%

Since 2009 among the Best Companies to Work For, according to Brazil's main publications (Você S/A, Época and Valor Carreira magazines).

Training and Development

Itaú Unibanco Business School

Amounts invested in training programs (millions of reais)



193
232
253
2016
2017
2018

Career management

Internal recruiting program that allows career changing. In 2018, 1,699 employees were transferred.

Performance Assessment

Performance Management

Based on meritocracy, we make an annual analysis of the results and behavioral aspects of each employee.



behavioral
results

Strategic People Planning

Joint discussion on career planning (Development Committee) and feedbacks.

Compensation and Benefits

Fixed Compensation

In 2018, it amounted to approximately R$17 billion (plus charges and benefits). Salary adjustments by means of promotion, merit, and collective bargaining agreements.

Variable Compensation

Long-term incentives based on the offer of preferred shares for leading positions.

Inclusion of social and environmental criteria in the targets of employees and management members.

Benefits

Examples: meal voucher, education sponsorship, transportation voucher.

Itaú Unibanco Holding S.A.

page 116

Itaú

Inclusive Management | Employees

100,335 Employees[1]

60% | 40%

51.5%[2] of **management positions** are held by **women**

22%[2] of employees are **black**

2.73%[2] are **apprentices**

4.8%[2] of employees are **disabled persons**

(1) Employees who were active in December 2018, in Brazil and abroad from companies managed by the human resources department..
(2) Values regarding Brazil + Latam

Organizational Climate

Thinking about the best way to measure and monitor our employees' satisfaction, in 2018 we redesigned our survey strategy, by discontinuing the Fale Francamente (Speak Frankly) survey, which was replaced by Pulse

	2016	2017	2018*
Overall Satisfaction Rate	84%	85%	87%

*Results from 2018's second semester.

It is an internally-developed survey that measures the employees' level of agreement with 17 statements divided into four evaluation blocks: Individual, Team, Management and Company.

Communities: a new working dynamic

We seek to develop dynamics that place people from different areas and with different backgrounds to think about solutions focused on the client; therefore, we work based on the rationale that the best solutions come from the multiplicity of visions.

Accordingly, we established a new work format, known as Communities of Delivery, with which we form interdisciplinary teams that are not governed by hierarchy, with the application of an Agile and Lean Framework in the solution of challenges and with more independence and collaboration.

Currently, we have more than 30 communities where more than 6,000 employees work, with an increase of 20% in productivity.

Employees' Well-Being and Health

Beyond accomplishing the commitments and collective conventions we signed, we seek to value our employeess well-being through an array of benefits to provide them a better life. Some examples of the benefits are:

Fique Ok: A personal support program to our employees and their family members, with a multidisciplinary team available 24/7, offering a free and confidential service;
Psychosocial Services: Psychological and Social Work care at our administrative and technologic buildings;
Parental Support Policy: Sets benefits for pregnant women and homosexual couples after the birth or adoption of children, also providing special readaptation conditions to women returning from their maternity license.

Itaú Unibanco Holding S.A.

page 117

Inclusive Management | Diversity

Our Commitment

Strategically positioning the theme in institutional processes and projects, sensitizing the organization, deconstructing stereotypes and implementing actions to change specific scenarios are some of its directions.

Our Internal Policy for Diversity Enhancement Principles :

1- Implementation of policies and projects for valuing and promoting diversity and accessibility.

2- Promotion of equal opportunity in all processes.

3- Representation of all groups in the organization.

Integrated Action

In order to boost the Diversity agenda, in 2018 we started to have an integrated action, in which the Human Resources area is supported by five other areas, to discuss and act in different roles in the institutional agenda.

Some of our actions

Gender

We seek gender equality by guaranteeing more diverse selection processes, fair evaluation conditions for women on maternity leave and full payment of profit sharing, as well as conducting awareness campaigns with employees, senior leadership, clients and society

Race Equality

We hold events of attractiveness and promotion of inclusion, in addition to the partnership with the development project of black youths and the participation in several events and fairs with the theme of racial equality, inclusion and entrepreneurship, besides

LGBT+

We held the LGBT + Diversity Week, which was marked by a series of lectures with Market Specialists and internal collaborators. And during this week, we adhered to the commitment of the LGBT + Companies and Rights Forum and to the Standards of Business Conduct (UN).

Internal reporting channel

We reinforce and disclose the Internal **Ombudsman's** Office also as the reporting channel for situations in which employees feels discriminated against or witness any situation that goes against Diversity principles.

Itaú Unibanco Holding S.A.

page 118

Responsible Management

In 2018 we created a working group within the central administration focused on efficiency in utilities, which resulted in the economy of several inputs:

-4.0 GWh	-13 mil m^3	-26 mil m^3	-469 tCO_2
Energy consumption	Of natural gas used	Of water consumption	emitted with diesel oil burning

Our targets for 2020 (with base year in 2013) were reviewed, since the acquisition of other companies by the Itaú Unibanco group in that period. Thus, our goal was extended to 2021.

Water

Reduce in 13% our absolute water consumption

Power

Reduce in 15% our absolute energy consumption

Renewable energy

Achieve an indicator of 96% of renewable energy consumed

The base year of our emissions is now 2018, it was reviewed using the Science Based Targets methodology. The base year of our waste target is now 2017, it was also revised to include waste from bank branches.

Emissions – Scope 1

Reduce in 4% our absolute scope 1 emissions

Emissions – Scope 2

Reduce in 6% our absolute scope 2 emissions

Waste

Reduce in 4% our waste, destinated to landfills

Itaú Unibanco Holding S.A.

page 119

Financing Positive Impact Sectors | Responsible Investment

Credit Analysis

The Environmental and Social Risk Policy contains the criteria for the analysis of clients and projects and the establishment of real estate guarantees and the inclusion of covenants. To this end, we must consider:

List of prohibited activities

We do not carry out new loan operations with companies involved in:

- Labor in conditions similar to slave labor;
- Child labor in violation of legislation;
- Encouragement of prostitution.

List of restricted activities

We have specific guidelines for making an environmental and social risk analysis in the following segments:

- Firearms and ammunition;
- Activities of extraction and production of wood, firewood and charcoal from native forests;
- Fishing activities;
- Extraction and industrialization of asbestos;
- Cold storage plants and cattle slaughterhouses.

Client analysis to clasify (great businesses):
(A – High Risk; B – Medium Risk and C – Low Risk)

Project financing: We follow determined criteria in accordance with the type of operation/project, considering policies or Equator Principles

Guarantees and Covenants

Responsible Investments

Proprietary methodology to include ESG issues in the valuation of fixed income securities and the pricing of active management funds, taking into account: materiality, relevance for the industry, risks e opportunity rating, metrics, and management

Company Coverage:

- 99% of the companies listed on the Ibovespa;
- 98% of IBrX-100;
- 97% of the Corporate Sustainability Index (ISE);
- 95% of the assets under management of Itaú Asset Management.


ANALYZED DIMENSIONS
ENVIRONMENTAL DIMENSIONS
Water, energy and materials
Biodiversity and land use
Waste management
COMPANY
Climate change
Relationships with workers
Relationships with suppliers
Relationships with communities
Relationships with clients
SOCIAL DIMENSIONS
GOVERNANCE DIMENSIONS
Independence and quality of the Board
Corporate governance


EXAMPLE OF EVALUATION RESULTS
Hight relevance
Long term
Short term
Low relevance

Itaú Unibanco Holding S.A.

page 120

Financing Positive Impact Sectors | Task Force on Climate-related Financial Disclosures (TCFD)

The initiative was conceived under the Financial Stability Board (FSB). It proposes climate disclosure recommendations for the financial and non-financial sectors in the pillars of Governance, Strategy, Risks Management and Goals and Metrics.

We highlight our activities related to each TCFD strategic pillar

Governance	Strategy	Risk Management	Targets and Metrics
The Board of Directors guides our internal Sustainability and Environmental and Social Responsibility Policy for risks and opportunities related to climate change; We have a working group made up of different Bank areas to articulate and implement climate finance governance, to drive the low carbon economy and incorporate climate risk issues into our operations; Launched in 2017, the Socio-environmental Risk Management project aims to review socio-environmental risk in our activities and businesses. The Climate Risk theme is addressed in this project, enabling a full view of business and operations and their rapid handling in our committees.	We participate in multi-sector discussion groups, such as CEBDS, UNEP-FI, FEBRABAN and FGV; Participation of the UNEP-FI work group to implement the recommendations of the TCFD considering different climate scenarios; A study was carried out about the climate change impact on our corporate loan portfolio in medium and long-term scenarios; A study of financed emissions was carried out about based on the Portfolio Carbon Initiative guidelines.	Climate variables are taken into account in the analysis of the Environmental and Social Risk for the corporate segment and of the financing of large projects; We have a list of sensitive sectors, which, among other criteria, consider climate exposure. These are dealt in more detail for credit analysis; Itaú Asset Management takes Climate Change topics into account in its ESG integration methodology for investment analysis; We take into account climate issues in pricing our insurance products (corporate).	We have targets for financing positive impact sectors that consider the transition to a low carbon economy; We are part of the pioneering Science Based Target working group to develop a methodology for setting a target for financed emissions; We have science-based targets for emission reduction of scope 1 and 2; We are committed to incorporating TCFD recommendations by 2022.

Itaú Unibanco Holding S.A.

pg. 121

Financial Citizenship | Itaú Women Entrepreneurs e Financial Education

Itaú Women Entrepreneurs

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the IFC, World Bank, and the IDB to offer financial and non-financial solutions to women entrepreneurs.

Program goal

Promote the economic and social development of the country based on the support to female entrepreneurship and draw a business strategy with the public.

Number of participants in the program

2016	2017	2018	9M19
5,997	8,056	20,800	24,000

Solutions

Online Platform

- Contents related to enterprise management and leadership
- Management tools
- Motivational videos

In-person Actions

- Networking events
- Business rounds
- Workshops

Platform Access

2016	2017	2018	9M19
128,161	96,806	1,479,901	132,827

#VaiGarota

Disseminating the program

In 2018, we promoted a nationwide campaign called ***Vai Garota*** (**Go Girl**), that represents the attitude, union, and transformative power of women.

Results

- **25 million** views on YouTube;
- **+1 million** acesses to the website
- **15.8%** of returning users

Evolution of our credit portfolio

In January of 2019, we conducted a new survey that aimed to show the development of women participating in the program in comparison to other clients. Thus, we found out that the participants:

- Presented a maximum overall credit limit **77% bigger**, on average;
- Were less likely to default than other clientes.

The granting of credit to entrepreneurs is a relevant way of supporting female entrepreneurship. To this end, we monitor the evolution of our portfolio:

- In 2018, the volume of credit operations for women owned companies reached approximately **R$3.1 billion, more than doubling** the portfolio in 2016, which reached R$1.4 billion.

Itaú Unibanco Holding S.A.

page 122

Transparency in Reporting and Communication Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Transparency Climate Change Women Empowerment and Diversity Red Mujer Emprendedora Program for the promotion of gender and race equality page 123Transparency in Reporting and Communication Organizations and commitments that are sources of knowledge and trends Responsible Bank Integrity and Ethics Sustainable Development Reporting and Transparency Climate Change Women Empowerment and Diversity Red Mujer Emprendedora Program for the promotion of gender and race equality page 123

Transparency in Reporting and Communication | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to publish it voluntarily. SEC’s 20-F form • Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, Financial ESG data Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2010. second edition in portfolio since its 2016. inception in 2010. page 124Transparency in Reporting and Communication | Reporting Integrated Report Integrated Annual Report • First Brazilian financial institution to publish it voluntarily. SEC’s 20-F form • Presentation of the results from 6 capitals: financial, social and relationship, human, intellectual, Financial ESG data Demonstrations manufactured and natural. Recognitions Part of the index Only Latin American bank Part of the since its creation to be part of the index index since in 2005. since its creation (1999). 2015. Part of the Index Leader in Transparency portfolio since its Part of the ICO2 since 2010. second edition in portfolio since its 2016. inception in 2010. page 124

Attachment 02 (portuguese only) Attachment 02 (portuguese only)

Teleconferência _Imprensa

Resultados do 3° trimestre de 2019

Candido Botelho Bracher
Presidente e CEO

Milton Maluhy Filho
Vice-Presidente Executivo, CFO e CRO

Alexsandro Broedel
Diretor Executivo de Finanças e Relações com Investidores

Itaú

NÍVEL 1 BM&FBOVESPA
apimec
Dow Jones Sustainability Indices
Índice de Ações com Tag Along Diferenciado ITAG
Índice de Sustentabilidade Empresarial ISE
Índice de Ações com Governança Corporativa Diferenciada IGC
ITUB LISTED NYSE

Destaques do resultado
3º trimestre de 2019

Lucro Líquido Recorrente

Consolidado
R$ 7,2 bi ^ 1,7 %
3T19 vs. 2T19
Brasil
R$ 6,8 bi ^ 2,0 %

3T18	4T18	1T19	2T19	3T19
6,5	6,5	6,9	7,0	7,2

ROE Recorrente

Consolidado
23,5% estável
3T19 vs .2T19
Brasil
24,6% estável

3T18	4T18	1T19	2T19	3T19
21,3	21,8	23,6	23,5	23,5

Carteira de Crédito [1]

Consolidado
R$ 689,0 bi ^ 4,4 %
3T19 vs. 2T19
Brasil
R$ 518,0 bi ^ 4,9 %

3T18	4T18	1T19	2T19	3T19
636,4	636,9	647,1	659,7	689,0

Índice de Inadimplência 90 dias

Consolidado
2,9% estável
3T19 vs.2T19
Brasil
3,4% v -0,1 p.p.

3T18	4T18	1T19	2T19	3T19
2,9	2,9	3,0	2,9	2,9

Margem com Clientes

Consolidado
R$ 17,6 bi ^ 4,4 %
3T19 vs. 2T19
Brasil
R$ 15,8 bi ^ 4,7 %

3T18	4T18	1T19	2T19	3T19
16,2	16,2	16,4	16,9	17,6

Receita de Serviços e Seguros [2]

Consolidado
R$ 10,8 bi ^ 1,0 %
3T19 vs. 2T19
Brasil
R$ 10,1 bi ^ 1,2 %

3T18	4T18	1T19	2T19	3T19
10,2	10,8	10,2	10,7	10,8

Custo do Crédito

Consolidado
R$ 4,5 bi ^ 11,1 %
3T19 vs. 2T19
Brasil
R$ 3,9 bi ^ 10,5 %

3T18	4T18	1T19	2T19	3T19
3,3	3,4	3,8	4,0	4,5

Despesas não Decorrentes de Juros

Consolidado
R$ 12,8 bi ^ 1,0 %
3T19 vs. 2T19
Brasil
R$ 11,1 bi ^ 1,5 %

3T18	4T18	1T19	2T19	3T19
12,6	12,8	12,1	12,7	12,8

(1) Total com Garantias Financeiras Prestadas e Títulos Privados; (2) Receitas de Seguros (-) Despesas com Sinistros (-) Despesas de Comercialização de Seguros.

2

Crédito por perfil de Cliente ou por tipo de produto Em R$ bilhões, ao final do período 3T19 2T19 D 3T18 D Originação de crédito¹ Pessoas Físicas 229,7 222,3 3,3% 200,0 14,9% 3T19 vs. 3T18 Cartão de Crédito 83,3 7 9,3 5,1% 68,7 21,4% Total Brasil ² 29% Crédito Pessoal 3 4,2 3 2,8 4,5% 28,9 18,5% Crédito Consignado 49,3 49,1 0,5% 4 6,0 7,4% Pessoas Veículos 18,0 1 7,2 4,5% 1 5,2 18,0% físicas 31% Crédito Imobiliário 44,8 44,0 2,0% 41,2 8,7% Micro, Pequenas e Médias Empresas 8 4,0 78,1 7,6% 6 7,5 24,5% Micro, Pequenas e Médias Total Pessoas Físicas + Micro, 34% 3 13,8 3 00,4 4,5% 267,5 17,3% empresas Pequenas e Médias Empresas Grandes Empresas 204,2 193,6 5,5% 196,3 4,1% Grandes Operações de Crédito 157,0 151,4 3,7% 1 59,9 -1,9% empresas 25% Títulos Privados 47,3 4 2,2 12,1% 3 6,3 30,1% 3 Emissão de títulos privados Total Brasil 5 18,0 494,0 4,9% 4 63,7 11,7% América Latina 1 71,0 1 65,7 3,2% 172,7 -1,0% Ano (9M19) 1° lugar no Total com Garantias Financeiras ranking da 689,0 659,7 4,4% 636,4 8,3% R$ 47,5 bi Prestadas e Títulos Privados ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos. (1) Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3Crédito por perfil de Cliente ou por tipo de produto Em R$ bilhões, ao final do período 3T19 2T19 D 3T18 D Originação de crédito¹ Pessoas Físicas 229,7 222,3 3,3% 200,0 14,9% 3T19 vs. 3T18 Cartão de Crédito 83,3 7 9,3 5,1% 68,7 21,4% Total Brasil ² 29% Crédito Pessoal 3 4,2 3 2,8 4,5% 28,9 18,5% Crédito Consignado 49,3 49,1 0,5% 4 6,0 7,4% Pessoas Veículos 18,0 1 7,2 4,5% 1 5,2 18,0% físicas 31% Crédito Imobiliário 44,8 44,0 2,0% 41,2 8,7% Micro, Pequenas e Médias Empresas 8 4,0 78,1 7,6% 6 7,5 24,5% Micro, Pequenas e Médias Total Pessoas Físicas + Micro, 34% 3 13,8 3 00,4 4,5% 267,5 17,3% empresas Pequenas e Médias Empresas Grandes Empresas 204,2 193,6 5,5% 196,3 4,1% Grandes Operações de Crédito 157,0 151,4 3,7% 1 59,9 -1,9% empresas 25% Títulos Privados 47,3 4 2,2 12,1% 3 6,3 30,1% 3 Emissão de títulos privados Total Brasil 5 18,0 494,0 4,9% 4 63,7 11,7% América Latina 1 71,0 1 65,7 3,2% 172,7 -1,0% Ano (9M19) 1° lugar no Total com Garantias Financeiras ranking da 689,0 659,7 4,4% 636,4 8,3% R$ 47,5 bi Prestadas e Títulos Privados ANBIMA Nota: Não considera originação de Cartão de Crédito, Cheque Especial, Renegociação de Dívida e outros créditos rotativos. (1) Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Fonte: ANBIMA. Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído). 3

Receita de Serviços e Resultado de Seguros Em R$ bilhões 3T19 2T19 D 3T18 D 9M19 9M18 D 3 Carteiras Administradas e Fundos de Investimento R$ Bilhões Cartões de Crédito e Débito 3,2 3 ,2 0,1% 3 ,4 -5,5% 9,7 10,0 -3,0% Emissão 2,3 2,2 1,5% 2,2 2,7% 6,7 6,3 6,1% 20,8% Adquirência 0,9 1,0 -3,3% 1,2 -20,8% 3,0 3,7 -18,5% 1.290 Serviços de Conta Corrente 1 ,9 1,8 3,2% 1,8 3,1% 5 ,6 5,5 1,7% 1.068 172 Plataforma aberta Administração de Recursos ¹ 1 ,4 1 ,3 8,3% 1 ,1 28,7% 3,7 3,2 16,5% 114 1.118 50,7% Assessoria Econômica-Financeira e Corretagem 0,7 0,6 14,1% 0,3 150,4% 1,7 1,0 65,3% 954 Operações de Crédito e Garantias Prestadas 0,6 0 ,7 -8,3% 0,6 0,1% 1 ,9 1 ,9 -1,9% Tradicional Serviços de Recebimento 0,5 0,5 2,0% 0,5 5,6% 1,5 1 ,4 2,9% 17,2% Outros 0,3 0,3 6,2% 0,2 18,2% 0,8 0,8 4,0% Set/18 Set/19 América Latina (ex-Brasil) 0,7 0,7 -2,8% 0 ,7 -4,6% 2,2 2 ,1 2,0% Receitas de Prestação de Serviços 9 ,3 9,1 2,2% 8,6 7,3% 27,0 25,9 4,1% Resultado de Seguros ² 1 ,6 1,7 -6,0% 1,5 3,6% 4 ,9 4,8 1,9% Valor transacionado com cartões Total 10,8 10,7 1,0% 10,2 6,8% 31,8 30,7 3,8% R$ Bilhões (-) Resultado com Itaú Seguridade - Demais Ativida de 8 s7 (* ,5 ) 7 4,1 18,2% 152,0 -42,4% 429,8 (70) (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui as Receitas de Seguros, Emissor Adquirência Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui América Latina (ex-Brasil). 15,3% 11,6% Correntistas PF 379 346 329 310 Aumento anual no número 9% de correntistas Pessoa Física. 9M18 9M19 9M18 9M19 4Receita de Serviços e Resultado de Seguros Em R$ bilhões 3T19 2T19 D 3T18 D 9M19 9M18 D 3 Carteiras Administradas e Fundos de Investimento R$ Bilhões Cartões de Crédito e Débito 3,2 3 ,2 0,1% 3 ,4 -5,5% 9,7 10,0 -3,0% Emissão 2,3 2,2 1,5% 2,2 2,7% 6,7 6,3 6,1% 20,8% Adquirência 0,9 1,0 -3,3% 1,2 -20,8% 3,0 3,7 -18,5% 1.290 Serviços de Conta Corrente 1 ,9 1,8 3,2% 1,8 3,1% 5 ,6 5,5 1,7% 1.068 172 Plataforma aberta Administração de Recursos ¹ 1 ,4 1 ,3 8,3% 1 ,1 28,7% 3,7 3,2 16,5% 114 1.118 50,7% Assessoria Econômica-Financeira e Corretagem 0,7 0,6 14,1% 0,3 150,4% 1,7 1,0 65,3% 954 Operações de Crédito e Garantias Prestadas 0,6 0 ,7 -8,3% 0,6 0,1% 1 ,9 1 ,9 -1,9% Tradicional Serviços de Recebimento 0,5 0,5 2,0% 0,5 5,6% 1,5 1 ,4 2,9% 17,2% Outros 0,3 0,3 6,2% 0,2 18,2% 0,8 0,8 4,0% Set/18 Set/19 América Latina (ex-Brasil) 0,7 0,7 -2,8% 0 ,7 -4,6% 2,2 2 ,1 2,0% Receitas de Prestação de Serviços 9 ,3 9,1 2,2% 8,6 7,3% 27,0 25,9 4,1% Resultado de Seguros ² 1 ,6 1,7 -6,0% 1,5 3,6% 4 ,9 4,8 1,9% Valor transacionado com cartões Total 10,8 10,7 1,0% 10,2 6,8% 31,8 30,7 3,8% R$ Bilhões (-) Resultado com Itaú Seguridade - Demais Ativida de 8 s7 (* ,5 ) 7 4,1 18,2% 152,0 -42,4% 429,8 (70) (1) Considera receitas de administração de fundos e receitas de administração de consórcios; (2) Resultado de Seguros inclui as Receitas de Seguros, Emissor Adquirência Previdência e Capitalização, após as Despesas com Sinistros e de Comercialização; (3) Não inclui América Latina (ex-Brasil). 15,3% 11,6% Correntistas PF 379 346 329 310 Aumento anual no número 9% de correntistas Pessoa Física. 9M18 9M19 9M18 9M19 4

Clientes 55 milhões de clientes Somos um banco com Clientes mais satisfeitos 1 Correntistas pessoas físicas Total 8 pontos 80% tem mais de - + NPS Global 5 anos de conta aberturas perdas em 12 meses + 43% de contas abertas - 29% de contas encerradas ou inativas em relação a 2016 em relação a 2016, em linha com a melhora da qualidade de crédito da nossa carteira 20,9 19,7 18,4 18,0 Novos correntistas 4,0 55% tem menos 2 3,3 de 30 anos perdas 2,8 aberturas 2,4 3 2016 2017 2018 Sep-19 (1) Correntistas Pessoas Físicas não incluem conta poupança, conta salário e INSS; (2) O número de perdas inclui encerramentos e inativações descontados das reativações; (3) Número de correntistas PF de 5 setembro de 2019 e dados de perdas e aberturas de conta são referentes aos últimos 12 meses.Clientes 55 milhões de clientes Somos um banco com Clientes mais satisfeitos 1 Correntistas pessoas físicas Total 8 pontos 80% tem mais de - + NPS Global 5 anos de conta aberturas perdas em 12 meses + 43% de contas abertas - 29% de contas encerradas ou inativas em relação a 2016 em relação a 2016, em linha com a melhora da qualidade de crédito da nossa carteira 20,9 19,7 18,4 18,0 Novos correntistas 4,0 55% tem menos 2 3,3 de 30 anos perdas 2,8 aberturas 2,4 3 2016 2017 2018 Sep-19 (1) Correntistas Pessoas Físicas não incluem conta poupança, conta salário e INSS; (2) O número de perdas inclui encerramentos e inativações descontados das reativações; (3) Número de correntistas PF de 5 setembro de 2019 e dados de perdas e aberturas de conta são referentes aos últimos 12 meses.

Despesas não Decorrentes de Juros (DNDJ)

Em R$ bilhões	3T19	2T19	Δ	3T18	Δ	9M19	9M18	Δ
Despesas de Pessoal	(5,6)	(5,5)	1,6%	(5,4)	4,2%	(16,5)	(15,7)	5,1%
Despesas Administrativas	(4,2)	(4,2)	-1,5%	(4,2)	-0,1%	(12,5)	(12,2)	2,5%
Despesas Operacionais	(1,3)	(1,2)	10,3%	(1,3)	2,8%	(3,6)	(3,7)	-2,8%
Outras Despesas Tributárias [1]	(0,1)	(0,1)	-11,7%	(0,1)	1,9%	(0,3)	(0,2)	10,0%
América Latina (ex-Brasil) [2]	(1,6)	(1,6)	-0,4%	(1,7)	-6,4%	(4,8)	(4,8)	0,0%
Total	**(12,8)**	**(12,7)**	**1,0%**	**(12,6)**	**1,2%**	**(37,6)**	**(36,6)**	**2,8%**

(1) Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, Cofins e ISS; (2) Não considera a alocação gerencial de custos indiretos.

Programa de Desligamento Voluntário

Adesão de cerca de 3.500 colaboradores de um total de ~7 mil elegíveis

Despesas não recorrentes de **R$2,4 bilhões** antes de impostos

Índice de eficiência (%)



61,3
61,7
60,9
60,9
61,4
48,8
48,7
46,3
46,2
45,5
3T18
4T18
1T19
2T19
3T19
Índice de Eficiência - Trimestre (%)
Índice de Eficiência Ajustado ao Risco - Trimestre (%)

Colaboradores



100.756
13.101
585
87.070
98.446
12.738
547
85.161
96.764
12.694
534
83.536
set/18
jun/19
set/19
Brasil
Exterior (ex-América Latina)
América Latina

6

Itaú

Teleconferência _ Imprensa

Resultados do 3° trimestre de 2019

Candido Botelho Bracher
Presidente e CEO

Milton Maluhy Filho
Vice-Presidente Executivo, CFO e CRO

Alexsandro Broedel
Diretor Executivo de Finanças e Relações com Investidores

NÍVEL 1 BM&FBOVESPA | apimec | Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM | Índice de Ações com Tag Along Diferenciado ITAG | Índice de Sustentabilidade Empresarial ISE | Índice de Ações com Governança Corporativa Diferenciada IGC | ITUB LISTED NYSE

Attachment 03 Attachment 03

Itaú

Itaú Unibanco's loan portfolio grows 8.3% and lifts profits in the third quarter 2019

Low levels of delinquency and control of costs also contribute to recurring net income of R$ 7.2 billion in the period

São Paulo, November 4, 2019 – In a scenario of gradual recovery of economic growth, Itaú Unibanco's total adjusted loan portfolio[1] reached R$ 689 billion at the end of September 2019, an increase of 8.3% in 12 months. Expansion was mainly driven by the increase in the growth rate of the individuals loan portfolio and the very small, small and middle-market companies' loan portfolio, reflecting in growths of 14.9% and 24.5%, respectively.

In addition, the adjusted[1] corporate portfolio posted an increase of 4.1% in relation to the third quarter 2018, underscoring the sentiment of improvement in the country's business environment.

The credit origination growth, combined with higher revenues from fund management, investment banking and brokerage services led Latin America largest private sector bank to report a recurring net income of R$ 7.2 billion in the third quarter 2019, 10.9% up on the same period in 2018, with a return on net equity of 23.5%.

In R$ million (except where indicated)	3Q19	3Q18	%	2Q19	%
Recurring Net Income	7,156	6,454	10.9%	7,034	1.7%
Annualized Average ROE	23.5%	21.3%	220 bps	23.5%	-
Total Adjusted Loan Portfolio[1]	688,993	636,428	8.3%	659,727	4.4%
Non-performing Loan Ratio (90 days) - Total	2.9%	2.9%	-	2.9%	-

In turn, the 90-day non-performing loans ratio reached 2.9%, flat in relation to the same period in 2018.

"This was one more quarter in which we advanced in our transformation process towards making up the league of the world's best companies in customer satisfaction. We launched the iti pilot project which has now been extended to the general public and made progress on major projects in our digitization journey, such as the recently announced acquisition of Zup. At the same time, we are prepared to reap the benefits of the improvements we are forecasting in the economic environment due to the approval of the Social Security Reform and the continuation of the agenda of reforms, concessions and privatizations."

Candido Bracher
CEO of Itaú Unibanco

The quarter was also characterized by Itaú pioneering the move to reduce mortgage loan rates among banks in the private sector, and fully passing on the benefit of the reduction of the benchmark interest rate (Selic) to customers. Itaú's minimum mortgage finance rate now stands at 7.45% per annum + TR, varying according to customer profile and the relationship with the bank. Prior to this, rates began at 8.1% per annum + TR. Again in July and September, interest rates for personal and working capital loans were also cut.

From July to September 2019, commissions and fees and insurance[2]

rose 6.8% against the second quarter 2018, driven by higher revenues from “The loan portfolio continues performing investment banking, brokerage services positively. As in recent quarters, its growth was driven by the Individuals and Very and asset management. Small, Small and Middle-Market Company Non-interest expenses were R$ 12.8 portfolios. In addition, it is worth pointing billion in the third quarter of 2019, an out the resumption of demand for credit in the Corporate segment, which grew increase of 1.2% compared with the annually for the first time in more than same period last year and therefore three years.” below inflation. The efficiency ratio reported a year-on-year improvement of Milton Maluhy 330 bps, an indication of the Executive Vice President, CFO and CRO of Itaú Unibanco improvement in productivity, particularly in the light of the investment in technology. Itaú Unibanco stands out as one of the largest dividend-paying companies. Between January and September of this year, the bank distributed R$ 11 billion to the more than 239 thousand direct shareholders. Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores. (1) Includes financial guarantees rendered and corporate securities.. (2) Revenues from Insurance include insurance income per se, pension plans and capitalization bonds net of claims and selling expenses. Corporate Communication – Itaú Unibanco (11) 5019-8880/8881 imprensa@itau-unibanco.com.br rose 6.8% against the second quarter 2018, driven by higher revenues from “The loan portfolio continues performing investment banking, brokerage services positively. As in recent quarters, its growth was driven by the Individuals and Very and asset management. Small, Small and Middle-Market Company Non-interest expenses were R$ 12.8 portfolios. In addition, it is worth pointing billion in the third quarter of 2019, an out the resumption of demand for credit in the Corporate segment, which grew increase of 1.2% compared with the annually for the first time in more than same period last year and therefore three years.” below inflation. The efficiency ratio reported a year-on-year improvement of Milton Maluhy 330 bps, an indication of the Executive Vice President, CFO and CRO of Itaú Unibanco improvement in productivity, particularly in the light of the investment in technology. Itaú Unibanco stands out as one of the largest dividend-paying companies. Between January and September of this year, the bank distributed R$ 11 billion to the more than 239 thousand direct shareholders. Further information on results can be obtained from the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores. (1) Includes financial guarantees rendered and corporate securities.. (2) Revenues from Insurance include insurance income per se, pension plans and capitalization bonds net of claims and selling expenses. Corporate Communication – Itaú Unibanco (11) 5019-8880/8881 imprensa@itau-unibanco.com.br

Attachment 04 Attachment 04

Conference Call rd 3 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1Conference Call rd 3 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 1

Highlights

3rd quarter 2019

Recurring Net Income

Consolidated
R$7.2 bn ^ 1.7 %

3Q19 vs. 2Q19

Brazil
R$6.8 bn ^ 2.0 %

3Q18	4Q18	1Q19	2Q19	3Q19
6.5	6.5	6.9	7.0	7.2

Recurring ROE

Consolidated
23.5% stable

3Q19 vs. 2Q19

Brazil
24.6% stable

3Q18	4Q18	1Q19	2Q19	3Q19
21.3	21.8	23.6	23.5	23.5

Credit [1]

Consolidated
R$689.0 bn ^ 4.4 %

3Q19 vs. 2Q19

Brazil
R$518.0 bn ^ 4.9 %

3Q18	4Q18	1Q19	2Q19	3Q19
636.4	636.9	647.1	659.7	689.0

NPL 90 days

Consolidated
2.9% stable

3Q19 vs. 2Q19

Brazil
3.4% v -10 bps

3Q18	4Q18	1Q19	2Q19	3Q19
2.9	2.9	3.0	2.9	2.9

Financial Margin with Clients

Consolidated
R$17.6 bn ^ 4.4 %

3Q19 vs. 2Q19

Brazil
R$15.8 bn ^ 4.7 %

3Q18	4Q18	1Q19	2Q19	3Q19
16.2	16.2	16.4	16.9	17.6

Commission, Fees and Insurance Results [2]

Consolidated
R$10.8 bn ^ 1.0 %

3Q19 vs. 2Q19

Brazil
R$10.1 bn ^ 1.2 %

3Q18	4Q18	1Q19	2Q19	3Q19
10.2	10.8	10.2	10.7	10.8

Cost of Credit

Consolidated
R$4.5 bn ^ 11.1 %

3Q19 vs. 2Q19

Brazil
R$3.9 bn ^ 10.5 %

3Q18	4Q18	1Q19	2Q19	3Q19
3.3	3.4	3.8	4.0	4.5

Non-Interest Expenses

Consolidated
R$12.8 bn ^ 1.0 %

3Q19 vs. 2Q19

Brazil
R$11.1 bn ^ 1.5 %

3Q18	4Q18	1Q19	2Q19	3Q19
12.6	12.8	12.1	12.7	12.8

(1) Total with Financial Guarantees provided and Corporate Securities; (2) Revenues from Insurance (-) Claims Expenses (-) Insurance Selling Expenses.

2

Recurring Net Income and Value Creation 23.6% 23.5% 23.5% 21.8% 21.3% ROE Average Cost of Capital 14.5% 14.5% 13.5% 13.0% 12.5% Recurring Net Income 7.2 7.0 6.9 6.5 6.5 Value Creation 2.0 3.3 2.9 3.2 2.2 Cost of Capital 4.5 4.3 4.0 3.9 3.8 3Q18 4Q18 1Q19 2Q19 3Q19 3 In R$ billionRecurring Net Income and Value Creation 23.6% 23.5% 23.5% 21.8% 21.3% ROE Average Cost of Capital 14.5% 14.5% 13.5% 13.0% 12.5% Recurring Net Income 7.2 7.0 6.9 6.5 6.5 Value Creation 2.0 3.3 2.9 3.2 2.2 Cost of Capital 4.5 4.3 4.0 3.9 3.8 3Q18 4Q18 1Q19 2Q19 3Q19 3 In R$ billion

Credit by Client profile or Product Credit origination¹ In R$ billions, end of period 3Q19 2Q19 D 3Q18 D 3Q19 vs. 3Q18 Individuals 2 29.7 222.3 3.3% 200.0 14.9% Total Credit Card Loans 8 3.3 7 9.3 5.1% 6 8.7 21.4% Brazil ² 29% Personal Loans 3 4.2 32.8 4.5% 2 8.9 18.5% Payroll Loans 4 9.3 49.1 0.5% 46.0 7.4% Vehicle Loans 1 8.0 17.2 4.5% 1 5.2 18.0% Individuals 31% Mortgage Loans 4 4.8 4 4.0 2.0% 4 1.2 8.7% Very Small, Small and Middle Market Loans 84.0 7 8.1 7.6% 67.5 24.5% Very Small, Small and Individuals + Very Small, Small 34% Middle Market 313.8 300.4 4.5% 267.5 17.3% and Middle Market Loans Corporate Loans 2 04.2 193.6 5.5% 1 96.3 4.1% Corporate 25% Credit Operations 1 57.0 151.4 3.7% 159.9 -1.9% Corporate Securities 4 7.3 4 2.2 12.1% 3 6.3 30.1% 3 Private securities issuance Total Brazil 5 18.0 494.0 4.9% 4 63.7 11.7% Year (9M19) Latin America 1 71.0 1 65.7 3.2% 1 72.7 -1.0% st 1 place in the ANBIMA Total with Financial Guarantees 6 89.0 6 59.7 4.4% 636.4 8.3% R$47.5 bn ranking provided and Corporate Securities Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4Credit by Client profile or Product Credit origination¹ In R$ billions, end of period 3Q19 2Q19 D 3Q18 D 3Q19 vs. 3Q18 Individuals 2 29.7 222.3 3.3% 200.0 14.9% Total Credit Card Loans 8 3.3 7 9.3 5.1% 6 8.7 21.4% Brazil ² 29% Personal Loans 3 4.2 32.8 4.5% 2 8.9 18.5% Payroll Loans 4 9.3 49.1 0.5% 46.0 7.4% Vehicle Loans 1 8.0 17.2 4.5% 1 5.2 18.0% Individuals 31% Mortgage Loans 4 4.8 4 4.0 2.0% 4 1.2 8.7% Very Small, Small and Middle Market Loans 84.0 7 8.1 7.6% 67.5 24.5% Very Small, Small and Individuals + Very Small, Small 34% Middle Market 313.8 300.4 4.5% 267.5 17.3% and Middle Market Loans Corporate Loans 2 04.2 193.6 5.5% 1 96.3 4.1% Corporate 25% Credit Operations 1 57.0 151.4 3.7% 159.9 -1.9% Corporate Securities 4 7.3 4 2.2 12.1% 3 6.3 30.1% 3 Private securities issuance Total Brazil 5 18.0 494.0 4.9% 4 63.7 11.7% Year (9M19) Latin America 1 71.0 1 65.7 3.2% 1 72.7 -1.0% st 1 place in the ANBIMA Total with Financial Guarantees 6 89.0 6 59.7 4.4% 636.4 8.3% R$47.5 bn ranking provided and Corporate Securities Note: Does not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. (1) Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Source: ANBIMA (Brazilian Financial and Capital Markets Association). Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes). 4

Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 12.0% 11.8% 10.0% 10.0% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.0% 9.2% 9.2% 9.2% 9.0% 8.9% 7.7% 7.4% 7.6% 7.6% 7.6% 7.5% 7.4% 7.5% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ billions + 0.8 billion + 5.0% 17.6 16.9 (0.1) (0.1) (1.6) 16.1 15.3 1 2 4 6 2Q19 Working Capital Spread-Sensitive Mix of products Average Asset Asset Spreads Higher number of Others Spread-Sensitive Working Capital 3Q19 3 5 and other 2Q19 Operations 2Q19 Portfolio and calendar days Operations 3Q19 and other 3Q19 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (4) Spreads variation of assets with credit risk between periods in Brazil; (5) In Brazil; (6) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 5Financial Margin with Clients Annualized Average Rate Brazil Consolidated 12.2% 12.1% 12.1% 12.2% 12.2% 12.0% 12.0% 11.8% 10.0% 10.0% 10.0% 9.9% 9.9% 9.9% 9.8% 9.8% 9.5% 9.6% 9.0% 9.2% 9.2% 9.2% 9.0% 8.9% 7.7% 7.4% 7.6% 7.6% 7.6% 7.5% 7.4% 7.5% 7.1% 6.7% 6.4% 6.4% 6.4% 6.4% 6.4% 6.0% 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 Financial Margin with Clients Risk-adjusted Financial Margin with Clients CDI (annualized quarterly rate) Change in Financial Margin with Clients In R$ billions + 0.8 billion + 5.0% 17.6 16.9 (0.1) (0.1) (1.6) 16.1 15.3 1 2 4 6 2Q19 Working Capital Spread-Sensitive Mix of products Average Asset Asset Spreads Higher number of Others Spread-Sensitive Working Capital 3Q19 3 5 and other 2Q19 Operations 2Q19 Portfolio and calendar days Operations 3Q19 and other 3Q19 Liabilities Margin (1) Includes capital allocated to business areas (except treasury), and the corporation working capital. (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Considers credit and private securities portfolio net of overdue balance over 60 days in Brazil; (4) Spreads variation of assets with credit risk between periods in Brazil; (5) In Brazil; (6) Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 5

Financial Margin with the Market In R$ billions 1.7 1.6 4.3 1.5 4.3 1.5 1.4 1.4 1.4 0.1 1.3 1.2 3.0 3.2 1.7 1.6 1.5 1.4 1.4 1.3 1.1 1.3 1.2 0.1 0.2 1.1 1.0 1.3 0.9 1.2 1.1 0.9 1.0 0.5 1.2 1.0 0.5 0.5 0.2 0.2 0.5 0.3 0.3 0.4 0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 9M18 9M19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6Financial Margin with the Market In R$ billions 1.7 1.6 4.3 1.5 4.3 1.5 1.4 1.4 1.4 0.1 1.3 1.2 3.0 3.2 1.7 1.6 1.5 1.4 1.4 1.3 1.1 1.3 1.2 0.1 0.2 1.1 1.0 1.3 0.9 1.2 1.1 0.9 1.0 0.5 1.2 1.0 0.5 0.5 0.2 0.2 0.5 0.3 0.3 0.4 0.3 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 9M18 9M19 Financial Margin with Sale of shares - B3 Financial Margin with 1 year moving average of 1 2 the Market – Brazil the Market– Latin America Financial Margin with the Market (1) Includes units abroad ex-Latin America; (2) Excludes Brazil. 6

Cost of Credit and Credit Quality

NPL Ratio

Consolidated (90 days) - %



3.4
3.5
3.5
3.7
3.5
3.4
2.8
2.9
2.9
3.0
2.9
2.9
1.5
1.3
1.4
1.4
1.4
1.4
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Total
Brazil[1]
Latin America[2]

Brazil (90 days) - %



4.5
4.5
4.4
4.4
4.5
4.7
3.7
3.4
3.2
2.9
2.5
2.4
1.0
1.5
1.7
2.6
1.8
1.4
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Individuals
Corporate
SMEs

Consolidated (15-90 days) - %



3.1
2.8
2.7
2.5
2.6
2.4
2.3
2.3
2.6
2.5
2.4
2.5
2.5
2.4
2.5
2.3
2.2
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Total
Brazil[1]
Latin America[2]

Brazil (15-90 days) - %



3.5
3.2
2.9
3.4
3.4
3.2
2.3
1.8
1.7
1.8
1.6
1.5
1.7
1.0
1.5
0.7
0.9
0.7
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Individuals
Corporate
SMEs

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

Cost of Credit [1]

In R$ billions



2.4%
2.1%
2.1%
2.4%
2.5%
2.7%
3.6
3.3
3.4
3.8
4.0
4.5
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Cost of Credit
Cost of Credit / Total Risk - Annualized[2]

Coverage Ratio (90-day NPL) - %



235%
221%
208%
208%
208%
92%
90%
88%
87%
86%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Total
Total (Expanded[3])

(1) Provision for Loan Losses and + Recovery of Loans written-off as Losses + Impairment + Discounts Granted; (2) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters; (3) Expanded Coverage Ratio is calculated from the division of the total allowance balance by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans.

7

Retail Bank - Cost of Credit and Credit Quality economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.8 6.7 6.6 6.6 6.6 6.4 6.5 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 5.1 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.5 14.3 14.2 14.1 14.1 13.9 13.7 13.4 269 259 250 244 231 226 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 8Retail Bank - Cost of Credit and Credit Quality economic contraction 8.0 7.9 7.7 7.6 7.4 7.2 7.2 6.9 6.8 6.7 6.6 6.6 6.6 6.4 6.5 6.4 6.4 6.3 6.2 6.2 6.4 6.4 6.1 6.3 6.1 5.8 5.7 5.6 5.6 5.3 5.1 5.1 5.0 5.0 4.9 4.8 4.7 4.7 4.6 4.6 17.6 17.3 17.0 16.6 16.1 16.4 15.9 15.2 15.6 14.9 14.9 14.5 14.5 14.3 14.2 14.1 14.1 13.9 13.7 13.4 269 259 250 244 231 226 226 225 225 223 222 221 218 221 215 214 214 210 208 208 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Trailing 12 months Retail Banking Provision for Loan Losses (R$ Bn) 90-day NPL - Retail Banking (%) Credit Portfolio - Retail Banking (R$ Bn) Annual Retail Banking Provision for Loan Losses / Average Portfolio (%) 8

Commissions and Fees and Result From Insurance Operations 3 In R$ billions Assets Under Administration 3Q19 2Q19 D 3Q18 D 9M19 9M18 D In R$ billions Credit and Debit Cards 3 ,2 3 ,2 0,1% 3,4 -5,5% 9,7 10,0 -3,0% Card Issuance 2,3 2,2 1,5% 2 ,2 2,7% 6,7 6,3 6,1% 20.8% 1,290 Acquiring 0,9 1,0 -3,3% 1 ,2 -20,8% 3,0 3,7 -18,5% 1,068 172 Open Platform Current Account Services 1,9 1 ,8 3,2% 1,8 3,1% 5,6 5 ,5 1,7% Asset Management ¹ 1 ,4 1 ,3 8,3% 1 ,1 28,7% 3,7 3 ,2 16,5% 114 1,118 50.7% Advisory Services and Brokerage 0 ,7 0,6 14,1% 0,3 150,4% 1,7 1,0 65,3% 954 Traditional Credit Operations and Guarantees Provided 0,6 0,7 -8,3% 0,6 0,1% 1,9 1 ,9 -1,9% Collection Services 0,5 0,5 2,0% 0,5 5,6% 1 ,5 1,4 2,9% 17.2% Sep-18 Sep-19 Other 0,3 0,3 6,2% 0,2 18,2% 0,8 0,8 4,0% Latin America (ex-Brazil) 0,7 0,7 -2,8% 0,7 -4,6% 2,2 2,1 2,0% Commissions and Fees 9,3 9,1 2,2% 8,6 7,3% 27,0 25,9 4,1% Total Payment Volume (TPV) - Cards Result from Insurance Operations ² 1 ,6 1,7 -6,0% 1,5 3,6% 4,9 4,8 1,9% In R$ billions Total 10,8 10,7 1,0% 10,2 6,8% 3 1,8 30,7 3,8% Issuer Acquiring (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil). 15.3% 11.6% Current Account Holders 379 346 329 310 Annual increase in the number 9% of Individuals account holders. 9M18 9M19 9M18 9M19 9Commissions and Fees and Result From Insurance Operations 3 In R$ billions Assets Under Administration 3Q19 2Q19 D 3Q18 D 9M19 9M18 D In R$ billions Credit and Debit Cards 3 ,2 3 ,2 0,1% 3,4 -5,5% 9,7 10,0 -3,0% Card Issuance 2,3 2,2 1,5% 2 ,2 2,7% 6,7 6,3 6,1% 20.8% 1,290 Acquiring 0,9 1,0 -3,3% 1 ,2 -20,8% 3,0 3,7 -18,5% 1,068 172 Open Platform Current Account Services 1,9 1 ,8 3,2% 1,8 3,1% 5,6 5 ,5 1,7% Asset Management ¹ 1 ,4 1 ,3 8,3% 1 ,1 28,7% 3,7 3 ,2 16,5% 114 1,118 50.7% Advisory Services and Brokerage 0 ,7 0,6 14,1% 0,3 150,4% 1,7 1,0 65,3% 954 Traditional Credit Operations and Guarantees Provided 0,6 0,7 -8,3% 0,6 0,1% 1,9 1 ,9 -1,9% Collection Services 0,5 0,5 2,0% 0,5 5,6% 1 ,5 1,4 2,9% 17.2% Sep-18 Sep-19 Other 0,3 0,3 6,2% 0,2 18,2% 0,8 0,8 4,0% Latin America (ex-Brazil) 0,7 0,7 -2,8% 0,7 -4,6% 2,2 2,1 2,0% Commissions and Fees 9,3 9,1 2,2% 8,6 7,3% 27,0 25,9 4,1% Total Payment Volume (TPV) - Cards Result from Insurance Operations ² 1 ,6 1,7 -6,0% 1,5 3,6% 4,9 4,8 1,9% In R$ billions Total 10,8 10,7 1,0% 10,2 6,8% 3 1,8 30,7 3,8% Issuer Acquiring (1) Includes fund management fees and consortia management fees; (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses; (3) Does not include Latin America (ex-Brazil). 15.3% 11.6% Current Account Holders 379 346 329 310 Annual increase in the number 9% of Individuals account holders. 9M18 9M19 9M18 9M19 9

Clients

We are a bank with **55 million clients**

Clients more satisfied

Individual account holders[1]

+ openings
+ 43% accounts opened compared to 2016

- closures
- 29% closures and inactive accounts compared to 2016, in line with the improved credit quality of our portfolio

8 points Global NPS in the last 12 months



18.0
18.4
19.7
20.9
closures[2]
openings
3.3
2.8
4.0
2.4
2016
2017
2018
Sep-19[3]



Total

80% are more than 5-year-old accounts

New account holders

55% are under 30 years old

(1) Individual account holders does not include savings accounts, salary accounts and INSS(Social Security National Institute) accounts; (2) Includes closures and inactivation discounted from reactivation; (3) Individual account holders in September 2019 and closures and openings from the last 12 months.

10

Non-Interest Expenses In R$ billions Voluntary Severance Program 3Q19 2Q19 D 3Q18 D 9M19 9M18 D Personnel Expenses (5.6) (5.5) 1.6% (5 .4) 4.2% (1 6.5) (15.7) 5.1% ~ 3.5 thousand employees adhered Administrative Expenses (4.2) (4 .2) -1.5% (4 .2) -0.1% (1 2.5) (12.2) 2.5% Operating Expenses (1 .3) (1.2) 10.3% (1 .3) 2.8% (3.6) (3.7) -2.8% out of ~7 thousand eligible employees Other Tax Expenses ¹ (0 .1) (0.1) -11.7% (0.1) 1.9% (0.3) (0.2) 10.0% Non recurring expenses of Latin America (ex-Brazil) ² (1 .6) (1 .6) -0.4% (1 .7) -6.4% (4 .8) (4 .8) 0.0% R$2.4 billion before taxes Total (12.8) (12.7) 1.0% (12.6) 1.2% (37.6) (36.6) 2.8% (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Efficiency Ratio (%) # Employees 100,756 98,446 96,764 61.7 61.4 61.3 60.9 60.9 13,101 12,738 12,694 585 547 534 48.8 48.7 46.3 46.2 45.5 87,070 85,161 83,536 3Q18 4Q18 1Q19 2Q19 3Q19 Sep-18 Jun-19 Sep-19 Quarterly Cost-to-Income Ratio (%) Quarterly Risk-Adjusted Cost-to-Income Ratio (%) Brazil Abroad (ex-Latin America) Latin America 11Non-Interest Expenses In R$ billions Voluntary Severance Program 3Q19 2Q19 D 3Q18 D 9M19 9M18 D Personnel Expenses (5.6) (5.5) 1.6% (5 .4) 4.2% (1 6.5) (15.7) 5.1% ~ 3.5 thousand employees adhered Administrative Expenses (4.2) (4 .2) -1.5% (4 .2) -0.1% (1 2.5) (12.2) 2.5% Operating Expenses (1 .3) (1.2) 10.3% (1 .3) 2.8% (3.6) (3.7) -2.8% out of ~7 thousand eligible employees Other Tax Expenses ¹ (0 .1) (0.1) -11.7% (0.1) 1.9% (0.3) (0.2) 10.0% Non recurring expenses of Latin America (ex-Brazil) ² (1 .6) (1 .6) -0.4% (1 .7) -6.4% (4 .8) (4 .8) 0.0% R$2.4 billion before taxes Total (12.8) (12.7) 1.0% (12.6) 1.2% (37.6) (36.6) 2.8% (1) Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; (2) Does not consider overhead allocation. Efficiency Ratio (%) # Employees 100,756 98,446 96,764 61.7 61.4 61.3 60.9 60.9 13,101 12,738 12,694 585 547 534 48.8 48.7 46.3 46.2 45.5 87,070 85,161 83,536 3Q18 4Q18 1Q19 2Q19 3Q19 Sep-18 Jun-19 Sep-19 Quarterly Cost-to-Income Ratio (%) Quarterly Risk-Adjusted Cost-to-Income Ratio (%) Brazil Abroad (ex-Latin America) Latin America 11

Capital Full application of Basel III rules│ September 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.1% 0.7% -0.7% -0.2% -0.6% 1.3% 1.3% 13.6% 12.8% Tier I 3Q19 net income and Additional dividends and IOC Prudential Adjustments RWA Tier I Jun-19 other equity changes Sep-19 Common Equity Tier I (CET I) Additional Tier I (AT1) 12Capital Full application of Basel III rules│ September 30, 2019 rd Payment of R$7.7 billion in complementary dividends on August 23 , 2019. 14.9% 14.1% 0.7% -0.7% -0.2% -0.6% 1.3% 1.3% 13.6% 12.8% Tier I 3Q19 net income and Additional dividends and IOC Prudential Adjustments RWA Tier I Jun-19 other equity changes Sep-19 Common Equity Tier I (CET I) Additional Tier I (AT1) 12

2019 Forecast

	Consolidated		Brazil [1]	
Total Credit Portfolio [2]	8.0%	11.0%	8.0%	11.0%
Financial Margin with Clients	9.0%	12.0%	9.0%	12.0%
Financial Margin with the Market	R$4.6 bn	R$5.6 bn	R$3.6 bn	R$4.6 bn
Cost of Credit [3]	R$14.5 bn	R$17.5 bn	R$12.5 bn	R$15.5 bn
Commissions and Fees and Results from Insurance Operations [4]	2.0%	5.0%	2.0%	5.0%
Non-Interest Expenses	3.0%	6.0%	3.5%	6.5%
Effective Tax Rate	31.0%	33.0%	32.0%	34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

13

Appendix 14Appendix 14

Results In R$ Billions 3Q19 2Q19 Δ 3Q18 Δ 9M19 9M18Δ Operating Revenues 30.3 29.5 2.6% 27.9 8.5% 88.0 83.3 5.5% Managerial Financial Margin 19.1 1 8.5 3.4% 17.4 9.6% 55.2 51.7 6.7% Financial Margin with Clients 17.6 1 6.9 4.4% 16.2 9.1% 5 0.9 47.4 7.5% Financial Margin with the Market 1.5 1.6 -7.8% 1.3 15.4% 4 .3 4.3 -1.6% Commissions and Fees 9 .3 9.1 2.2% 8.6 7.3% 27.0 25.9 4.1% 1.9 2.0 -3.0% 1.9 3.3% 5 .8 5 .8 1.0% Revenues from Insurance ¹ Cost of Credit (4.5) (4.0) 11.1% (3.3) 37.8% (12.3) (10.7) 15.9% Provision for Loan Losses (4.9) (4.4) 11.7% (3.9) 26.1% (13.5) (12.3) 10.2% Impairment (0.1) (0.0) 63.1% (0.1) -21.4% (0.1) (0.3) -48.7% Discounts Granted (0.3) (0.4) -23.1% (0.3) 5.3% (1.0) (0.8) 18.5% Recovery of Loans Written Off as Losses 0.8 0.8 0.1% 1.0 -21.6% 2.3 2 ..8 -15.4% Retained Claims (0.3) (0.3) 13.9% (0.3) 5.9% (0.9) (0.9) 0.1% Other Operating Expenses (14.6) (14.4) 1.0% (14.3) 2.0% (42.8) (41.6) 3.0% Non-Interest Expenses (12.8) (12.7) 1.0% (12.6) 1.2% (37.6) (36.6) 2.8% (1.8) (1.8) 0.8% (1.6) 8.3% (5.2) (5.0) 4.2% Tax Expenses and Other ² Income before Tax and Minority Interests 10.9 1 0.7 1.2% 10.0 8.2% 3 1.8 30.2 5.6% Income Tax and Social Contribution (3.5) (3.4) 3.2% (3.4) 2.7% (10.1) (10.4) -2.6% Minority Interests in Subsidiaries (0.2) (0.3) -35.4% (0.2) 15.2% (0.7) (0.5) 24.7% Recurring Net Income 7.2 7.0 1.7% 6.5 10.9% 21.1 19.3 9.4% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 15Results In R$ Billions 3Q19 2Q19 Δ 3Q18 Δ 9M19 9M18Δ Operating Revenues 30.3 29.5 2.6% 27.9 8.5% 88.0 83.3 5.5% Managerial Financial Margin 19.1 1 8.5 3.4% 17.4 9.6% 55.2 51.7 6.7% Financial Margin with Clients 17.6 1 6.9 4.4% 16.2 9.1% 5 0.9 47.4 7.5% Financial Margin with the Market 1.5 1.6 -7.8% 1.3 15.4% 4 .3 4.3 -1.6% Commissions and Fees 9 .3 9.1 2.2% 8.6 7.3% 27.0 25.9 4.1% 1.9 2.0 -3.0% 1.9 3.3% 5 .8 5 .8 1.0% Revenues from Insurance ¹ Cost of Credit (4.5) (4.0) 11.1% (3.3) 37.8% (12.3) (10.7) 15.9% Provision for Loan Losses (4.9) (4.4) 11.7% (3.9) 26.1% (13.5) (12.3) 10.2% Impairment (0.1) (0.0) 63.1% (0.1) -21.4% (0.1) (0.3) -48.7% Discounts Granted (0.3) (0.4) -23.1% (0.3) 5.3% (1.0) (0.8) 18.5% Recovery of Loans Written Off as Losses 0.8 0.8 0.1% 1.0 -21.6% 2.3 2 .8 -15.4% Retained Claims (0.3) (0.3) 13.9% (0.3) 5.9% (0.9) (0.9) 0.1% Other Operating Expenses (14.6) (14.4) 1.0% (14.3) 2.0% (42.8) (41.6) 3.0% Non-Interest Expenses (12.8) (12.7) 1.0% (12.6) 1.2% (37.6) (36.6) 2.8% (1.8) (1.8) 0.8% (1.6) 8.3% (5.2) (5.0) 4.2% Tax Expenses and Other ² Income before Tax and Minority Interests 10.9 1 0.7 1.2% 10.0 8.2% 3 1.8 30.2 5.6% Income Tax and Social Contribution (3.5) (3.4) 3.2% (3.4) 2.7% (10.1) (10.4) -2.6% Minority Interests in Subsidiaries (0.2) (0.3) -35.4% (0.2) 15.2% (0.7) (0.5) 24.7% Recurring Net Income 7.2 7.0 1.7% 6.5 10.9% 21.1 19.3 9.4% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. 15

Business Model In R$ billions 9M19 9M18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 4 6.8 1.2 38.9 1.1 4 2.9 1.4 3 7.7 1.3 3.8 (0.2) 1.2 (0.2) 88.0 83.3 4.6 Managerial Financial Margin 37 .7 1.2 15.2 1.1 34.5 1.3 1 4.6 1.3 3. 3 (0.2) 0.6 (0.2) 55.2 5 1.7 3. 5 Commissions and Fees 27.0 9.0 0 .0 17.9 - 25.9 8.5 0 .0 17.4 - 1.1 0.6 (0.0) 0 .5 - Revenues from Insurance ¹ 5 .8 - - 5.8 - 5 .8 - - 5.8 - 0.1 - - 0.1 - Cost of Credit (12.3) - - - (10.7) - - - (1.7) - - - (12.3) (10.7) (1.7) Retained Claims - - (0.9) - - - (0.9) - - - (0.0) - (0.9) (0.9) (0.0) Non-Interested Expenses and (21.4) (0.6) (21.5) (0.1) (20.3) (0.8) (21.0) (0.1) (1.1) 0 .2 (0.5) 0.0 (43.5) (42.1) (1.4) Other Expenses ² Recurring Net Income 21.1 9.0 0 .4 10.8 0.9 1 9.3 7.0 0 .4 10.6 1.3 1.8 2 .0 (0.0) 0.2 (0.4) Average Regulatory Capital 1 24.1 63.4 1.5 40.5 1 8.7 121.8 62 .1 1.6 37.0 21.2 2.2 1.4 (0.0) 3.4 (2.5) Value Creation 3 .0 0.3 7.0 (0.9) 0 .8 0.3 7.0 (0.8) 2 .1 0.0 0 .1 (0.1) 9.4 7 .2 2.2 Recurring ROE 18.9% 33.5% 35.6% 6.3% 15.0% 35.0% 38.2% 7.9% 390 bps -150 bps -260 bps -170 bps 23.5% 21.7% 180 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 16Business Model In R$ billions 9M19 9M18Δ Insurance Excess Insurance Excess Insurance Excess Consolidated Consolidated Consolidated Credit Trading Credit Trading Credit Trading & Services Capital & Services Capital & Services Capital Operating Revenues 4 6.8 1.2 38.9 1.1 4 2.9 1.4 3 7.7 1.3 3.8 (0.2) 1.2 (0.2) 88.0 83.3 4.6 Managerial Financial Margin 37 .7 1.2 15.2 1.1 34.5 1.3 1 4.6 1.3 3. 3 (0.2) 0.6 (0.2) 55.2 5 1.7 3. 5 Commissions and Fees 27.0 9.0 0 .0 17.9 - 25.9 8.5 0 .0 17.4 - 1.1 0.6 (0.0) 0 .5 - Revenues from Insurance ¹ 5 .8 - - 5.8 - 5 .8 - - 5.8 - 0.1 - - 0.1 - Cost of Credit (12.3) - - - (10.7) - - - (1.7) - - - (12.3) (10.7) (1.7) Retained Claims - - (0.9) - - - (0.9) - - - (0.0) - (0.9) (0.9) (0.0) Non-Interested Expenses and (21.4) (0.6) (21.5) (0.1) (20.3) (0.8) (21.0) (0.1) (1.1) 0 .2 (0.5) 0.0 (43.5) (42.1) (1.4) Other Expenses ² Recurring Net Income 21.1 9.0 0 .4 10.8 0.9 1 9.3 7.0 0 .4 10.6 1.3 1.8 2 .0 (0.0) 0.2 (0.4) Average Regulatory Capital 1 24.1 63.4 1.5 40.5 1 8.7 121.8 62 .1 1.6 37.0 21.2 2.2 1.4 (0.0) 3.4 (2.5) Value Creation 3 .0 0.3 7.0 (0.9) 0 .8 0.3 7.0 (0.8) 2 .1 0.0 0 .1 (0.1) 9.4 7 .2 2.2 Recurring ROE 18.9% 33.5% 35.6% 6.3% 15.0% 35.0% 38.2% 7.9% 390 bps -150 bps -260 bps -170 bps 23.5% 21.7% 180 bps (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. 16

Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Shares Buyback Paid 22.4 7.5% 4.3% 87.2% 70.6% Payout 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 17Payout Practice Maintain the practice of paying dividends and interest on own capital at 35% of net income (however we excluded the maximum limit previously determined at 45%). Set forth, through the Board of Directors, the total amount to be distributed each year considering: our capitalization level, the minimum Tier 1 Capital of 13.5% (this ratio must be composed of at least 12% of Core Capital), the profitability in the year, expectations of capital The percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum set forth in the Bylaws. use and changes in tax legislation. Payout and Shares Buyback Dividend Yield ¹ Dividends and IOC ² 89.2% 22.9 83.0% In R$ billions 2.0% 12.4% 49.3% Shares Buyback Paid 22.4 7.5% 4.3% 87.2% 70.6% Payout 45.0% in 2018 Shares Buyback 0.5 2018 2016 2017 2018 (1) Considers the payout of 89.2% and the average daily closing price in 2018; (2) Dividends and IOC net of taxes. 17

Digital Transformation

Use of Digital Channels [1]

Individuals (in millions)


12.2
10.7
9.4
Sep-17
Sep-18
Sep-19

Companies (in millions)


1.0
1.1
1.2
Sep-17
Sep-18
Sep-19

% of transactions through digital channels

	9M17	9M19
Credit[2]	17%	20%
Investments[2]	37%	47%
Payments[2]	67%	80%
Transfers[3]	89%	95%

New Individuals accounts (in thousands)


Brick and Mortar Branches
Itaú
Abreconta App
1,010
1,108
1,088
53
165
276
3Q17
3Q18
3Q19

% digital operations on the Retail Operating Revenues


29%
71%
32%
68%
Digital Branches
Brick and Mortar Branches
9M17
9M19

Efficiency Ratio of branches in 9M19

27% Digital

67% Brick and Mortar

(1) Internet, mobile and SMS on Retail Bank; (2) Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment; (3) Share of digital channels in quantity of transfers between different banks in the Retail Bank segment.

18

Conference Call rd 3 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 19Conference Call rd 3 quarter 2019 Earnings Review Candido Botelho Bracher President and CEO Milton Maluhy Filho Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations 19